AURIZON MINES LTD.

     Suite 1120, Cathedral Place, 925 West Georgia Street,

Vancouver, British Columbia

V6C 3L2

Tel: (604) 687-6600
Toll Free: 1-888-411-GOLD
Fax: (604) 687-3932

Email: info@aurizon.com

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

April 1, 2013

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	April 1, 2013

TABLE OF CONTENTS
PRELIMINARY NOTES	2
FINANCIAL STATEMENTS	2
CURRENCY	2
GOLD PRICES	2
DEFINITIONS AND TECHNICAL TERMS	2
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	2
CAUTIONARY NOTE TO U.S. READERS	3
CORPORATE STRUCTURE	4
GENERAL DEVELOPMENT OF THE BUSINESS	4
THREE YEAR HISTORY	7
DESCRIPTION OF THE BUSINESS	8
GENERAL	8
CASA BERARDI GOLD MINE	10
HEVA-HOSCO (JOANNA) PROPERTIES	26
OTHER MINERAL PROPERTY INTERESTS	43
RISK FACTORS	46
DIVIDENDS	54
DESCRIPTION OF CAPITAL STRUCTURE	55
DIRECTORS AND OFFICERS	57
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	59
LEGAL PROCEEDINGS	59
TRANSFER AGENTS AND REGISTRARS	59
MATERIAL CONTRACTS	59
NYSE MKT CORPORATE GOVERNANCE	59
INTERESTS OF EXPERTS	60
AUDIT COMMITTEE INFORMATION	61
GLOSSARY OF TECHNICAL TERMS AND DEFINITION	63
ADDITIONAL INFORMATION	67
SCHEDULE “A”	68
Audit Committee Charter	68

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	April 1, 2013

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PRELIMINARY NOTES

In this Annual Information Form, Aurizon Mines Ltd. is referred to as "Aurizon" or the "Company". All information contained herein is as at December 31, 2012, unless otherwise stated.

FINANCIAL STATEMENTS

This Annual Information Form should be read in conjunction with the Company's financial statements and management's discussion and analysis for the year ended December 31, 2012 which are available at www.aurizon.com and under the Company's profile on the SEDAR website at www.sedar.com.

The Company adopted International Financial Reporting Standards ("IFRS") effective for interim and annual periods commencing January 1, 2011. Accordingly, the Company’s annual financial statements for the year ended December 31, 2012 were prepared in accordance with IFRS.

CURRENCY

All dollar amounts are in Canadian dollars unless otherwise specified. References to US$ are to the United States dollar.

GOLD PRICES

The high, low, and average afternoon fixing gold prices, and closing a.m. fixing gold prices in United States dollars per troy ounce for each of the three years up to, and including, the period ended December 31, 2012, as quoted by the London Bullion Market Association were as follows:

	Year Ended December 31

	2012	2011	2010
	(US$)	(US$)	(US$)
High	1,792	1,895	1,426
Low	1,540	1,319	1,052
Average	1,669	1,572	1,226
Closing (a.m. fix)	1,664	1,574	1,410

On March 28, 2013, the closing afternoon fixing gold price in United States dollars per troy ounce, as quoted on the London Bullion Market Association, was US$ 1,598.00.

DEFINITIONS AND TECHNICAL TERMS

Terms having a capitalized first letter and technical terms that are not otherwise defined in the body of this Annual Information Form are defined in the "Glossary of Technical Terms and Definitions".

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Annual Information Form contains "forward-looking information" within the meaning of applicable Canadian securities regulations and "forwarding-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to together herein as "forward-looking information"). This forward-looking information is made as of the date of this Annual Information Form and except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.

Forward-looking information includes, but is not limited to, statements regarding the Company’s business objectives and growth strategy under "General Development of the Business", statements regarding the Arrangement Agreement with Hecla Mining Company under "Arrangement Agreement with Hecla Mining Company" the Company's expectations regarding availability of skilled labor, competitive conditions, including anticipated effects of environmental obligations on the Company's competitiveness, and the Company's commitment to its social and environmental policies in its business activities and in the development of its business under "Description of the Business". Additional forward looking information under "Casa Berardi Gold Mine" includes production forecast estimates for 2013 and life of mine plan, proposed mining methods for the Principal Zone open pit, information regarding further studies planned for 2013, information regarding the Company's exploration and development plans and budget for 2013, anticipated rates of recovery, timing, amount of tonnes and grade of future production, sources and sequencing of ore, total cash cost per ounce of gold produced, expectations regarding currency exchange rates, the future price of gold and the effects thereof, estimated costs of restoration and other environmental obligations, the estimation of mineral reserves and mineral resources and expectations regarding realization of mineral reserve and mineral resource estimates. Additional forward-looking information relating to the Heva-Hosco (Joanna) Properties includes estimates of mineral resources and mineral reserves, the conclusions of the 2012 feasibility study of the Hosco deposit including those regarding estimates of projected capital costs, internal rates of return, payback period, restoration and other environmental compliance costs, statements regarding the Company's expectations regarding the changes in the scope of the project including but not limited to the impact of the non-refractory resource at Heva, the impact of the Hosco West Extension and the impact of the Heva properties generally, and exploration and development plans for 2013, including plans and budgets for exploration activities.

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Forward-looking information under the "Casa Berardi Gold Mine" is based on the Company's current plans and expectations and on assumptions that the Company believes are reasonable, including but not limited to the assumption that the current Casa Berardi mine plan can be achieved, that the assumptions underlying the mineral reserves and resources estimates prove to be valid and achievable, that the current price of gold will be sustained, or will improve, that general business and economic conditions will not change in a material adverse manner, that material, equipment and labour costs and currency exchange rates will remain stable, that the rate of demand for gold will continue, and that the Company will not experience any material accident, labour dispute, failure of plant or equipment or shortages in key labour or materials required for its operations.

Forward-looking information relating to the Heva-Hosco (Joanna) Properties is based on assumptions that the Company believes are reasonable, including but not limited to the assumptions referred to above regarding price of and demand for gold, the reasonableness and validity of assumptions underlying the mineral reserves and resources estimates, general business and economic climate, and costs and availability when required of labour, plant and equipment, and the availability and timeliness of obtaining required permits, that third party contractors will complete the studies required to complete the mineral resource estimate update on the Heva property within the time frames anticipated.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that cost of labor, equipment or materials increase more than expected, that the future price of gold will decline, that the Canadian dollar strengthens against the U.S. dollar, that mineral reserves or mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected, that changes in project parameters as plans continue to be refined may result in increased costs, including the risk that anticipated rates of recovery or return, mine life, payback period, or other key factors, that is materially different than that anticipated by such forward-looking information, that actual rates of production may be lower than expected, that unexpected variations in ore reserves, grade or recovery rates are experienced, that plant, equipment or processes fail to operate as anticipated, that accidents, labor disputes or other risks generally associated with mining occur, that the Company encounters unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, that government regulation of mining operations changes in a manner that results in a material increase in costs or curtailment of production and/or timing of development, that unanticipated environmental conditions and risks arise, or unanticipated reclamation expenses are incurred, that title disputes arise or other adverse claims are made by third parties that have a material adverse effect on the Company's interest in a key project, as well as the factors identified and discussed in the section entitled "Risk Factors" in this Annual Information Form. Although the Company has attempted to identify important factors that could cause actual times, actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO U.S. READERS

As a Canadian reporting issuer, the Company is subject to rules, policies and regulations issued by Canadian regulatory authorities. In this Annual Information Form, the Company is required to provide detailed information regarding its material properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates. U.S. investors are urged to consider closely the disclosure of the technical terms in the Glossary of Technical Terms and Definitions hereof.

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The Company is required to describe mineral reserves associated with its properties utilizing Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions of "proven" or "probable", which categories of reserves are recognized by Canadian regulations but differ from those definitions recognized by the United States Securities and Exchange Commission ("SEC"). Further, the Company is required to describe mineral resources associated with its properties utilizing CIM definitions of "measured", "indicated" or "inferred", which categories of resources are recognized by Canadian regulations but are not recognized by the SEC.

Accordingly, information contained in this Annual Information Form regarding our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

In particular, this Annual Information Form uses the term "measured" and "indicated" resources. U.S. readers are cautioned that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

This Annual Information Form also uses the term "inferred" resources. U.S readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

CORPORATE STRUCTURE

Aurizon was incorporated on April 8, 1988 under the former Company Act (British Columbia). Effective August 24, 1988 Aurizon acquired all of the assets and assumed all of the liabilities of two predecessor companies, D'Or Val Mines Ltd. and Perron Gold Mines Ltd., pursuant to a statutory plan of arrangement.

On March 14, 2005, the Company transitioned under the Business Corporations Act (British Columbia) ("BCBCA"). On May 15, 2007, the Company altered its Notice of Articles to increase its authorized capital to an unlimited number of shares, and to remove the application of the "Pre-existing Company Provisions" which were part of the Company’s Notice of Articles by virtue of the regulations under the BCBCA. As a result of removal of the Pre-existing Company Provisions the threshold for the number of votes required to pass a special resolution was decreased from 75% to two-thirds of the votes cast in person or by proxy at a meeting of shareholders. The Company adopted new Articles on May 10, 2012, the effect of which was to alter the Company's existing Articles by: (i) eliminating staggered terms of office for directors; and (ii) accommodating changes resulting from the implementation of the Securities Transfer Act (British Columbia) and the related changes to the Business Corporations Act (British Columbia).

The Company has no material subsidiaries. The head office and registered and records office address of Aurizon is located at Suite 1120, Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada.

GENERAL DEVELOPMENT OF THE BUSINESS

Aurizon is a Canadian-based gold producer with operations and development activities in the Abitibi region of northwestern Quebec. Since 1988 Aurizon has been involved in the acquisition, exploration, development and operation of a number of gold properties in North America.

Aurizon owns 100% of the producing Casa Berardi Gold Mine and also owns a 100% interest in the Heva-Hosco (Joanna) Properties which host a development-stage gold project on which a feasibility study has been completed for the Hosco deposit. In addition, the Company has staked mineral claims, and/or entered into agreements with junior exploration companies to acquire interests in several early stage exploration projects. See "Other Mineral Property Interests" below for further information regarding certain of these early stage exploration projects.

Aurizon’s corporate strategy is to become an intermediate gold mining company with multiple mines in politically stable jurisdictions. Aurizon’s growth strategy is to extend the mine life of its existing Casa Berardi Gold Mine andto increase gold production by developing its existing projects in Quebec, and evaluating opportunities where it can utilize its technical expertise and financial resources to create value. The Company’s growth strategy may also involve the acquisition of, or merger with, companies with production or advanced development-stage gold projects. To execute its growth strategy, Aurizon has a team of mining professionals with experience and technical knowledge in the disciplines of exploration, development, construction, mine operations, environmental compliance corporate governance and finance.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	April 1, 2013

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ALAMOS OFFER

On January 14, 2013, Alamos Gold Inc. ("Alamos") commenced an unsolicited offer (the "Offer") to acquire all of the issued and outstanding common shares of Aurizon (the "Common Shares"), other than any Common Shares held directly or indirectly by Alamos and its affiliates, in exchange for consideration of cash or Alamos shares, or a combination thereof, all subject to proration. On January 23, 2013, Aurizon’s Board of Directors (the "Board") issued a Director’s Circular with a recommendation that shareholders reject the Offer and not tender their Common Shares to the Offer for reasons set out therein. On March 19, 2013, Alamos announced that it would not extend the Offer and the Offer expired at 5:00 p.m. on March 19, 2013.

ARRANGEMENT AGREEMENT WITH HECLA MINING COMPANY

On March 3, 2013, Aurizon entered into an arrangement agreement (the "Arrangement Agreement") with Hecla Mining Company ("Hecla") and 0963708 B.C. Ltd. ("Acquireco"), a wholly-owned subsidiary of Hecla, whereby Acquireco agreed to acquire all of the issued and outstanding Common Shares by way of a plan of arrangement under the BCBCA (the "Arrangement").

Under the terms of the Arrangement, Aurizon shareholders may elect to receive in exchange for each Aurizon common share, $4.75 per share or 0.9953 of a common share of Hecla (a "Hecla Share") or a combination of both, subject in each case to pro-ration based on a maximum cash consideration of approximately $513.6 million and a maximum share consideration of 57 million Hecla Shares. Assuming that all shareholders elect to receive either cash or Hecla Shares, the consideration will be fully pro-rated with each shareholder being entitled to receive $3.11 in cash and 0.3446 of a Hecla Share for each Aurizon common share. Upon completion of the Arrangement, Aurizon would become a wholly-owned subsidiary of Hecla.

All unexercised and in-the-money Aurizon incentive stock options will be deemed to be fully vested and transferred and disposed by the holder thereof to Aurizon and cancelled in exchange for consideration in accordance with the Arrangement. Additionally, each DSU and RSU outstanding at the time of completion shall be cancelled in exchange for a cash payment by Aurizon equal to $4.75 per unit. The Arrangement requires Aurizon to, in certain circumstances, pay a termination fee of $27.2 million or to reimburse Hecla’s expenses.

The Arrangement will require the approval of 66 2/3% of the votes cast by the affected security holders of Aurizon voting as a single class and the approval of 66 2/3% of the votes cast by the Aurizon shareholders at a special meeting which is expected to take place in May, 2013. Assuming Aurizon security holders approve the transaction at the special meeting, all required court and regulatory approvals are obtained and the other conditions to completion of the Arrangement are satisfied or waived, completion of the transaction is expected in the second quarter of 2013.

Details of the Arrangement, including a summary of the terms and conditions of the Arrangement Agreement, will be disclosed in a Management Information Circular of Aurizon which will be mailed to Aurizon shareholders and other affected security holders of Aurizon. The Arrangement Agreement is available on the Company's SEDAR profile at www.sedar.com.

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AURIZON’s PROJECT LOCATION MAP

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	April 1, 2013

THREE YEAR HISTORY

During the past three years, the Company’s principal focus and its major capital and exploration spending programs have been on the Casa Berardi Gold Mine and on the Heva-Hosco (Joanna) Properties. Both of these projects are located in the Abitibi region of north-western Quebec. Over this three year period, the Company has invested $153.9 million in exploration, development and capital expenditures at the Casa Berardi Gold Mine, and $33.2 million at the Heva-Hosco (Joanna) Properties. In 2012, the Company also actively explored several of its exploration-stage Quebec mineral properties by spending $12.4 million.

Gold production from the Casa Berardi Gold Mine totaled 136,848 ounces of gold in 2012, compared to 163,845 ounces in 2011, and 141,116 ounces in 2010. It is estimated that the Casa Berardi Gold Mine will produce between 125,000-130,000 ounces of gold in 2013. The decrease in projected gold production for 2013 is attributable to the constrained operational flexibility of the mine whilst the Company installs the required infrastructure to commence mining new areas east of the production shaft, including shaft sinking and lateral development out to the 118 and 123 Zones.

In June, 2012, Aurizon received a positive feasibility study for the Hosco deposit of the Heva-Hosco (Joanna) Properties. However, in order to pursue exploration of the Heva deposit and the Hosco West Extension areas of the project, which, if successful, could lead to a staged and, perhaps, more financially beneficial development strategy, the Company decided to defer development and permitting of the Hosco deposit.

See "Description of the Business – Casa Berardi Gold Mine" and "Description of the Business – Heva-Hosco (Joanna) Properties".

Since 2010, the Company has acquired options entitling it to earn interests in several early stage mineral exploration projects in Quebec. See "Other Mineral Property Interests".

Financing Activities

The exercise of incentive stock options provided $5.8 million in 2012, $3.1 million in 2011, and $9.9 million in 2010.

On January 31, 2011 the Company established a US$50 million revolving credit facility with Canadian Imperial Bank of Commerce and The Bank of Nova Scotia. The revolving credit facility has an initial three year term and is secured by a charge over the assets of Aurizon. Funds drawn on the facility may be used to finance working capital requirements, acquisitions, and for general corporate purposes. As at December 31, 2012, and as at the date of this Annual Information Form, no funds have been drawn on this facility.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	April 1, 2013

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DESCRIPTION OF THE BUSINESS

GENERAL

Aurizon is a gold-producer engaged in the acquisition, exploration, development and operation of gold projects.

Products. The Company’s principal product is gold, with gold sales currently accounting for all of the Company’s revenues. There is a global gold market into which the Company can sell its gold and, as a result, Aurizon is not dependent on a particular purchaser to sell gold that it produces. During 2012, 2011, and 2010, greater than 99.5% of total revenues were derived from sales of gold.

Production. In 2012, 2011, and 2010, the Company's gold production totaled 136,848 ounces, 163,845 ounces, and 141,116 ounces, respectively, and gold sales during the year totaled 133,990 ounces, 165,250 ounces, and 139,950 ounces, respectively. See "Description of the Business - Casa Berardi Gold Mine".

Specialized skill and knowledge. The skills and knowledge required to develop and operate underground and open pit mines include experience in exploration, development, construction, mine operations, engineering, metallurgical processing and environmental compliance. Aurizon employs a number of technical personnel with a variety of relevant experience, education and professional designations and acquires other specialized skills and knowledge by engaging, on a contract basis, professionals in geological, metallurgical, engineering, environmental and other relevant disciplines. The Casa Berardi Gold Mine is located within a historic mining district, providing a source of skilled labor, which Aurizon employs mainly on a full time basis. In addition, the Heva-Hosco (Joanna) Properties are located approximately 20 kilometres east of Rouyn-Noranda, in the Abitibi region of Quebec. The Abitibi region has a long history of mining activity, and mining suppliers and contractors are locally available. The town of Rouyn-Noranda has a population of more than 40,000 citizens. Rouyn-Noranda and surrounding communities could provide qualified personnel and requisite major services for a new mine. The area is traditionally a mining area with several mines in operation and active exploration companies.

Competitive conditions. The precious metals mineral exploration and mining business is a competitive business. The Company competes for mining projects and qualified personnel with large established mining companies having greater financial and technical resources. As a result, the Company faces challenges in acquiring desirable properties and in attracting and retaining skilled personnel. The Company offers competitive remuneration and compensation packages to attract and retain skilled, experienced personnel, and offers training programs for local people and programs for technical personnel from different countries.

Economic dependence. Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Gold doré bars produced by the Company are being and will continue to be refined by commercial refineries. The gold and silver produced is subsequently sold by the Company on the basis of the quoted selling prices of gold and silver on the applicable metals exchange on the date of sale. The Company believes that because of the availability of refiners, each able to supply all services that would be required by the Company, no long-term material adverse effect would result if the Company lost the services of its current refiners. Because of the large number of available gold purchasers, the Company does not consider itself dependent upon the sale of gold to any one customer, the loss of which would have a material adverse effect on the business of the Company.

Changes to contracts. Contractors, under the supervision of Aurizon’s staff, are engaged to carry out various aspects of the Company’s mining, development and exploration activities, including underground development, surface and underground diamond drilling and maintenance of equipment and infrastructure. Contracts are periodically renewed and/or renegotiated as and when required.

Cycles. The Company's business and operations are not seasonal. Demand for and price of gold is volatile and affected by numerous factors beyond the Company’s control. See "Risk Factors – Gold Price Volatility".

Employees. As at the most recent financial year ended December 31, 2012, the Company had 514 employees and an additional work force of 44 under contract through several contractors.

Environmental protection and reclamation obligations. All of the Company’s operations are subject to asset retirement obligations ("AROs"). AROs result from the acquisition, development, construction and ordinary operation of mining property, plant and equipment, and from environmental regulations set by regulatory authorities. AROs include costs related to tailings pond and tailings dam reclamation, and/or closure (i.e., ongoing monitoring of ground water quality in tailings dam, closing of portals, shafts and tunnels, decontamination of soil, re-vegetation, etc.), and removal and/or demolition of mine and processing equipment (i.e., crushers, conveyors, mills, flotation tanks, etc.), buildings and other infrastructure.

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Asset retirement obligations at the Casa Berardi Gold Mine have increased to $15.8 million as at December 31, 2012, from $15.0 million as at December 31, 2011 as a result of construction of new surface facilities, infrastructure, accretion expense, and changes to the discount rates used to estimate the obligations. A revised reclamation plan for the Casa Berardi Gold Mine totaling $13.5 million (including $10.8 million for the tailings pond) was approved by the government authorities in January 2011 and, while the Company believes that the estimates contained in the reclamation plan are reasonable and adequate, costs may increase or decrease over time as a result of factors beyond the control of the Company. Based on information available to date the Company does not expect its environmental obligations to have a material effect on the competitive position, earnings or capital expenditures in the current year. See also "Casa Berardi Gold Mine – Mining Operations, Environmental Considerations" and "Risk Factors" below.

Social and Environmental Policies - Global Development. Aurizon is committed at all times to take into consideration the environment, health, safety and welfare of the communities in which it has operations, development and exploration activities and to strive to be legally compliant, and economically, environmentally, socially and ethically responsible.

Aurizon believes in the philosophy of sustainable development – development that meets the needs of the present without compromising the ability of future generations to meet their own needs. For Aurizon, this means that from early stage exploration to post-closing operations, adhering to social, environmental and economic parameters is a day to day commitment.

In keeping with this philosophy, in 2008, the Board adopted a Global Development Policy Mission Statement and Key Principles designed to promote sustainable development in the performance of the Company’s mining activities; adhere to the laws and standards attributable towards the mining industry, both in Canada and abroad; and to fulfill the expectations of the Company’s stakeholders.

In addition, Aurizon has developed internal policies and procedures known as "our license to operate" which consider the economic, social and environmental components of each stage of a project. Each of the three components are considered equally in the decision-making process and each of the twelve principles is associated with the three components in order to strive for the equality of economic and social gains, the viability of economic and environmental gains and the ability to support social and environmental gains.

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AURIZON MINES LTD.	ANNUAL INFORMATION FORM	April 1, 2013

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CASA BERARDI GOLD MINE

Information in this Annual Information Form that is of a scientific or technical nature relating specifically to the Casa Berardi Gold Mine is derived from a technical report dated March 28, 2013, prepared for Aurizon in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects "NI 43-101) by Bernard Salmon, Eng., Principal Consulting Geological Engineer and General Manager – Quebec – Roscoe Postle Associates Inc. ("RPA"), Dennis Bergen, P. Eng., Associate Principal Mining Engineer – RPA, Patrice Live, Eng., Mining Manager – BBA Inc. ("BBA"), and Carl Pelletier, B.Sc., Geo. – InnovExplo, entitled "Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Casa Berardi Mine,  Northwestern Quebec, Canada" (the "Casa Berardi Technical Report").  Mineral reserves and resources estimates as at December 31, 2012, have been updated and completed in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves (the "CIM Standards").  Underground mineral reserve and resource estimates, implementation and the quality control program were prepared and supervised by Sylvain Picard P. Eng., Principal Mine Geologist for Casa Berardi, and a "qualified person" as defined by National Instrument 43-101. Mineral reserve and resource estimates for the Principal Mine and East Mine open pits were prepared by BBA.  The "qualified person" for BBA , as defined by National Instrument 43-101, is Patrice Live, Eng. - Mining Manager. All other information of a scientific or technical nature has been prepared under the supervision of Christian Bourcier, Eng., General Mine Manager, Casa Berardi Mine and a qualified person under NI 43-101.  Further particulars regarding the Casa Berardi Gold Mine are contained in the Casa Berardi Technical Report which is filed under the Company's profile at www.sedar.com.

Property Description and Location

The Casa Berardi Gold Mine is located in the Province of Quebec, approximately 95 kilometres north of the town of La Sarre, in the James Bay municipality in the Abitibi Region. The Casa Berardi Gold Mine site is located at longitude 79° 16' 46.4" and latitude 49° 33' 56.7". The property is limited to the west by the Quebec/Ontario border and covers parts of Casa Berardi, Dieppe, Raymond, D'estrees, and Puiseaux townships.

The project area extends east-west for more than 37 kilometres and reaches 3.5 kilometres in width. The Casa Berardi Gold Mine gold deposits are located along a 5 kilometre east-west mineralized corridor. They include the East and West Mines, and the Principal Zones.

The Casa Berardi Gold Mine is composed of 296 contiguous designated claims, covering a total area of 14,835.6 hectares, and two mining leases, BM 768 and BM 833, covering areas of 397.09 hectares and 84.35 hectares, respectively. The total property area is 15,317.04 hectares. Aurizon also holds a non-exclusive lease BNE 25938 (sand and gravel pit), tailings lease 70218, and an additional five hectares of land contiguous to mining lease BM 768 for rock waste material storage.

Under the Quebec Mining Act, claims are required to be renewed every two years. Statutorily prescribed minimum work commitments apply to all claims and leases. The leases comprising part of the Casa Berardi Gold Mine have excess of work credits of $12.46 million (as of February 28, 2013). Municipal taxes on the project are paid up to date.

Aurizon owns a 100% interest in the mineral titles and mining leases that comprise the Casa Berardi Gold Mine. The claims and mining leases that comprise the Casa Berardi Gold Mine are in good standing. Mining lease 768 expires in 2018 and mining lease 833 expires in 2015.

Aurizon has all permits required for current operations at the Casa Berardi Gold Mine.

Pursuant to the terms of a joint venture option agreement with Lake Shore Gold Corp. ("Lake Shore") executed August 30, 2007, Lake Shore has earned an undivided 50% interest in certain claims surrounding the Casa Berardi Mine (the "Casa Berardi Exploration Property") by incurring exploration expenditures of $5 million. If an indicated mineral resource of at least 500,000 ounces of gold at a minimum grade of 6.0 grams of gold per tonne (or economic equivalent thereof) is established, the area containing the resource plus a one kilometre radius surrounding the outer perimeter of the resource may be transferred to a specific property joint venture, in which Aurizon and Lake Shore would each have a 50% interest. Aurizon shall then have the right to earn an additional 10% interest in the specific property by funding the costs of a feasibility study, at which time Aurizon will become the operator. Any ore produced from the Casa Berardi Exploration Property would be processed at Aurizon’s 100% owned Casa Berardi milling facility. The Casa Berardi Exploration Property is located outside the perimeter of Aurizon’s mining leases comprising the part of Casa Berardi Gold Mine. The Casa Berardi Exploration Property includes 227 claims adjacent to the east and west of the Casa Berardi Gold Mine, and covers an area of 11,687 hectares along a 30 kilometre section of the Casa Berardi Fault.

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The following is a composite longitudinal section of the Casa Berardi Mine.

The following is an infrastructure plan view of the Casa Berardi Mine.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The nearest commercial airport is located at Rouyn-Noranda. La Sarre can be reached from Rouyn-Noranda via provincial roads 101 and 111. The 38 kilometre all-season gravel road to the mine site branches off from the paved road linking La Sarre and the Selbaie Mine through the village of Villebois. The branch is approximately 21 kilometres north of Villebois. A gravel road links the East Mine and the West Mine, and a number of forestry roads provide access to the rest of the project area, from east and west. Power supply to the site is provided by a 55 kilometre, 120 kV power line, from the town of Normetal.

The mean annual temperature for the area is 0.8°C. The average July temperature is 16.8°C, and average January temperature is -17.9°C. Average annual precipitation is 856 mm. Rain precipitation is highest in September. Snow precipitation is registered between October and May, but its peak falls in the period between November and March. Operations at the Casa Berardi Gold Mine are not seasonal but rather continue year-round.

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The Abitibi region has a long history of mining activity, and mining suppliers and contractors are locally available. Both experienced and general labor is available from the La Sarre area, a municipality of approximately 7,700 inhabitants (census 2011).

The surface and underground infrastructure at the East Mine includes a 2,800 tonnes per day mill, a tailings pond, a polishing pond, and a process water pond, a crushing plant, administrative building including infirmary, laboratory, millwright shop, and electrical shop; a warehouse for reagents and lubricants, a core shack, a pumping station, a backfill plant, a hoist room, a head frame, and a 380 metres deep shaft, a decline and a series of ramp-connected levels.

Existing surface and underground infrastructure at the West Mine includes a backfill plant, including a compressor room and two ventilation raise intakes, settling ponds, a pumping station, a garage, a dry house, a second warehouse, a core storage area, a gatehouse, a decline providing access to all intermediate levels, a shaft down to a vertical depth of 920 metres, and a 125 tonne per day paste backfill plant and a cement plant under construction. The shaft is currently being deepened to the 1,080 metre level to provide access to the lower portions of the 113, 118, and 123 Zones from a drift at the 1,010 metre level. The shaft deepening is expected to be completed by the end of 2013 and commissioned in the first quarter of 2014. There is no infrastructure related to the Principal Zones. A 5 kilometre track drift at the 280 metre level joins the East Mine and West Mine and provides access to the Principal Zones.

The power supply of the site is provided by a 55 km, 120 kV power line, from the town of Normétal.

The topography is generally gentle and is mostly characterized by swamps and thick overburden coverage (up to 60 metres locally). Elevation varies between 270 metres and 360 metres above sea level. An esker crosses the property south of the West Mine, and was once quarried for gravel. The Casa Berardi Gold Mine falls within the boreal zone and the spruce and moss domain. The forested zones are characterized mainly by jack pine and spruce and have generally been logged. The area is characterized by swamps and is classified as a bare to semi-bare wetland. The Turgeon River crosses the western part of the project area, while Raymond Lake is located to the east of the mine site.

History

Prior to 1974, the Casa Berardi area was explored for base metal and iron formations. In 1974, the first 13 claims were staked by Inco Gold. The discovery hole was drilled in 1981, and 590 additional claims were staked. In 1983, a joint venture agreement was reached between Inco Gold and Golden Knight Resources Inc. ("Golden Knight"). In September 1988, the East Mine opened. Commercial production began at the West Mine in 1990.

In 1991, TVX Gold Inc. ("TVX") acquired Inco Gold’s 60% interest in the joint venture. In 1994, TVX and Golden Knight purchased the remaining interest in the Domex claim block, a part of the Principal (Main) Zone between the West Mine and the East Mine, from Teck Corporation.

By 1997, 3,769 holes had been drilled on the property for a total of 463,492 metres. Approximately 92% of these holes were located in the area between the West Mine and the East Mine.

The first mineral reserve estimate on the property was published in 1987. Mineral reserves were estimated yearly during the life of the mine until 1997. Following closure of the East Mine and West Mine, the remaining mineralization was reclassified as mineral resources.

Production is reported to have begun at the East Mine in September 1988 and at the West Mine in April 1990. The reported total combined production for the period from 1988 to 1997 was 3.5 million tonnes at an average grade of 7.1 grams per tonne gold. The reported total gold recovered during the operating years was 688,400 ounces, with a mill gold recovery rate averaging 87%. In January 1997, TVX announced the closure of the East Mine due to ground control problems. Two months later, the West Mine was closed.

Aurizon acquired the claims, leases and infrastructure comprising the Casa Berardi Gold Mine project in 1998 from TVX.

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Exploration by Aurizon

After acquiring the Casa Berardi Gold Mine project in 1998, Aurizon completed an exploration diamond drilling program totaling more than 76,000 metres (50,000 metres from surface and 26,000 metres from underground). The main objective of the campaign was to increase the gold mineral inventory of the property by drilling prospective sectors below the 400 metre level in the West Mine area. The program resulted in the discovery of Zone 113 and other smaller mineralized bodies. An internal study in March 2000 indicated positive economic potential of the West Mine area below the 400 metre level.

In the following two years, exploration drilling activities were limited due to depressed gold prices. Aurizon subsequently completed a surface exploration program that led to the discovery of additional zones east of Zone 113.

An underground exploration program was initiated in April 2003 to test the continuity of the mineralization of Zone 113 and the West Mine ramp was extended to the 550 metre level, to provide access to Zone 113 for metallurgical test work and to provide drill bases for in-fill definition drilling. Approximately 44 metres of the exploration drift were completed by the year-end, allowing the completion of 1,400 metres of definition drilling. A further 21,000 metres of surface exploration drilling was completed in the area of Zones 118-120 and within a radius of 1 kilometre around the West Mine infrastructure.

In 2004, $27.6 million was invested at the Casa Berardi Gold Mine project for the construction of the surface foundations and shaft collar, a shaft pilot raise from the 550 metres level to surface, 878 metres of exploration drifts, 53,100 metres of exploration and definition drilling, 102 metres of ventilation raising; and 1,590 metres of ramping down to the 550 metre level. At surface, most of the drilling was concentrated on the East Mine area on Zones 140 and 157.

In 2005, $43.8 million was invested at the Casa Berardi Gold Mine to fund completion of two feasibility studies - the Met-Chem Study in January 2005, based upon mineral reserves above the 700 metre level, and a subsequent updated feasibility study prepared by Roscoe Postle Associates in October 2005, incorporating mineral reserves down to the 900 metre level; construction of a new head frame, hoist room, ore and waste bins, shaft sinking 290 metres down from surface, Zone 113 ramp extension down to the 680 metre level, ramping and drifting, ventilation raising, mill rehabilitation and refurbishing of the crushing circuits, conveyors and assay laboratory, 33,500 metres of definition drilling from 137 holes; 19,000 metres of surface exploration drilling from 32 holes; and detailed engineering for the shaft and surface infrastructure.

In 2006, an additional $75.5 million was invested to fund the aforementioned construction and development. In early November 2006, Aurizon completed construction and development at the West Mine area and commenced underground mining and milling operations. A total of 9,239 metres of surface drilling was completed outside the mining lease on the extension of the Lower Inter Zone at depth and westward at surface along a 7 kilometer segment of the fault zone.

In 2007, $16.9 million was invested to fund development, infrastructure improvements, new equipment and exploration expenses and, in May, 2007, Casa Berardi Gold Mine commenced commercial production.

In 2008, $27.4 million was invested to fund development, infrastructure improvements, new equipment and exploration expenses.

In 2009, $36.9 million was invested to fund sustaining capital and exploration activities.

In  2010, $32.2 million was invested to fund sustaining capital and exploration activities.

In 2011, $46.9 million was invested to fund sustaining capital and exploration activities.

In 2012, $74.8 million was invested to fund sustaining capital and exploration activities. See "Casa Berardi Gold Mine – Mining Operations".

Geological Setting

Regional Geology

The Casa Berardi Gold Mine is located in the northern part of the Abitibi sub-province, a subdivision of the superior province, the Archean core of the Canadian Shield. The Casa Berardi area belongs to the Harricana-Turgeon Belt, which is a part of the North Volcanic Zone. The regional geology is characterized by a mixed assemblage of mafic volcanics, flysch-type sedimentary iron formations, and graphitic mudrocks that are limited by a large granodioritic to granitic batholith. Structurally, the area is enclosed in the Casa Berardi Tectonic Zone, a 15 kilometres wide corridor that can be traced over 200 kilometres. A network of east-west to east-southeast and west-northwest ductile high strain zones mainly follows the lithological contacts.

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Local and Property Geology

The property’s geological environment is centered on the Taïbi Group, which is bounded on the north by the Recher batholith and on the south by different volcanic domains of tholeiitic to transitional affinity. The Dieppe domain covers the southwestern portion of the property. Intermediate volcanics of the Joutel-Raymond Group are located immediately south of the eastern half of the property. Discontinuous volcanic units characterized by breccias flows, tuffs and cherty horizons lying in contact with graphitic sediments and conglomerate in the gold deposit area and the eastern volcanic domain that covers the eastern half of the property can both be correlated with the Harricana Group.

The Casa Berardi Fault is defined by a stratigraphic contact between a graphite-rich sediment sequence at the base of the Taïbi domain, a northern continuous intermediary fragmental volcanic unit, and a southern polymictic conglomerate unit. On the north side of the Fault, a thick sequence of very homogeneous wacke belonging to the Taïbi Group is affected by an amphibolites metamorphic grade. One kilometre further north is the easterly elongated Recher batholith, which is part of the north-western boundary of the Abitibi greenstone belt.

The Casa Berardi deformation zone corresponds to a braided network of laminated high strain zones following drag folded contacts of less deformed competent rocks such as mafic volcanic and polymictic conglomerate. The thickness of the affected rock package is used to define a 100 to 500 metre-wide corridor that hosts all the mineralized zones explored and developed at Casa Berardi.

The main brittle deformation and fault zones that have been developed correspond to the Casa Berardi Fault, bounding the strongly metamorphosed Taïbi flyshic sediments with interlayed tuffaceous intermediate units to the north and a package of strongly deformed graphitic sediments, conglomerate and mafic volcanic flows to the south.

The fault strikes east-west and dips 80° to the south. Inside the Fault zone, ductile deformation intensity is heterogeneous. Kinematic indicators observed inside the main foliation, combined to the foliation dip pattern indicate a south verging thrust movement.

Deposit Type

The Casa Berardi gold deposit can be classified as an Archean sedimentary-hosted lode gold deposit. Gold mainly occurs south of the Casa Berardi Fault, and sometimes is found on both sides of the fault. Mineralization is found in large low-sulphide quartz veins and low-grade stockworks. Gold is fine grained.

Mineralization

The mineralization system is composed of large, low-sulphide quartz veins and low-grade stockworks and carbonate-mica replacement zones forming in the West Mine and Principal area near a continuous network following the folded pattern of the deformation zones. Each mineralized zones is composed of a staking of pluri-metric lenses showing conformable relations with lithological contacts of foliation planes. Drag fold hinges with steeply plunging elongated axes play a major role on mineralization by creating favorable sites for quartz veins formation. Main vein systems are surrounded by quartz veinlet stockwork mostly developed in strongly carbonate and sericite altered host rocks.

In general, gold is associated with arsenopyrite with minor pyrite under the form of a few tens of micro metres free particles, attached grains to sulfide, or locked grains in sulfides in various proportions depending on the mineralized areas.

Mineralized zones of the West Mine, such as Lower Inter, Inter, and North West, show weak or no plunge, a moderate south dip (30 degrees), and have extensions which branch off from the fault at 130 degrees. On the east side of the West mine, the mineralized zones, such as Zone 111 and Zone 113, show a steeper plunge (> 50 degrees) with a dip varying between 70 degrees south and 70 degrees north, similar to the Casa Berardi Fault.

Zone 113 is a 20 metre to 70 metre wide mineralized corridor, with an east-west strike, sub-vertical, adjacent to the Casa Berardi Fault. The width of the zone along holes varies from five metres to 20 metres. The zone extends vertically for over 650 metres, the top being at the 250 metre level. Lateral extension decreases from 300 metres at the 600 metre level to 150 metres at the 700 metre level.

In plan view, the South West and South East zones can be interpreted as a dome which is cut by the South Fault and by the subsidiary Auxiliary Fault. The mineralized system extends 200 metres laterally and 300 metres along dip, from surface to the 300 metre level.

The Lower Inter Zone is located between the 375 metre and 610 metre levels, dips at 25 degrees to 45 degrees south, and plunges to the west at 15 degrees. It is controlled by the Casa Berardi and Lower Inter faults. The Casa Berardi  Fault dips steeply north, while the Lower Inter Fault dips 40 degrees to 45 degrees to the south, joining with the South Fault. Thickness varies from four metres to 50 metres, with the maximum observed just below the contact of the two faults, and thinner sections observed down-dip along the Lower Inter Fault. The mineralized zone extends for 200 metres.

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The 118 Zone occurs between the 400 metre and 1,200 metre levels. The mineralization occurs within a 20 metre to 70 metre wide mineralized corridor south of the Casa Berardi Fault and is composed of stacked quartz veins and quartz stockwork within a sequence of volcanic and sedimentary rocks. It has an east-west strike and dips south at 60 degrees to 80 degrees, with a plunge to the west at a dip varying from 45 degrees to 70 degrees. The lens ranges from three metres to five metres in thickness, strikes east-southeast, and dips to the southwest at 70 degrees. Mineralization is open along the west down plunge and to the east.

The 123 Zone occurs in the south domain of the Casa Berardi deformation corridor and consists of pluri-metric stacked quartz veins and quartz stockwork within a sequence of volcanic rocks, sediments, and chert on the south flank of the conglomerate that hosts the 118 Zone. The zone strikes east-northeast and dips to the southeast at 60 degrees.

The mineralization in the Principal Zones occurs near surface and extends to the 118 Zone at depth. The zones are located between 600 metres and 1,500 metres east of the West Mine production infrastructure. Mineralization occurs to the south and to the north of the Casa Berardi Fault. Mineralization also occurs in the south domain of the Casa Berardi deformation corridor, corresponding to the up-dip plunge of the 123 Zone. The Principal Zones are connected to the West Mine area by the up-dip extension of the 118 Zone along the Casa Berardi Fault. Mineralization to the south of the Casa Berardi Fault consists of en-echelon veins, dipping to the south at 50 degrees to 80 degrees. Mineralization to the north of the Casa Berardi Fault occurs along an east striking, south dipping overturn anticline, dipping to the south at 60 to 80 degrees, plunging to the east at 20 degrees. Mineralization is still open to the east and to the west.

Drilling – Casa Berardi Gold Mine

Following the acquisition of the Casa Berardi Gold Mine project, Aurizon developed a large surface-drilling program to investigate the West Mine area. A total of more than 76,000 metres of core was drilled during the 1998-1999 campaign. The program resulted in the discovery of Zone 113 and other smaller mineralized bodies, such as Zone 109 and Zone 104. The program was extended, and the results of the widely-spaced holes were used to estimate mineral resources in those areas.

From 2000 to 2007, Aurizon carried out both exploration and definition drill campaigns, which were successful in identifying new zones of mineralization, extending known zones, and upgrading mineral resources.

In 2008, definition and exploration drilling totaled 29,985 metres in 299 holes. Geological reinterpretation was carried out and mineral resources were updated. Some of the mineral resources were converted to mineral reserves. Approximately half of the drilling (14,653 metres, 213 holes) was carried out in Zone 113 for definition and testing of the depth extension of the Zone. At the East Mine during 2008, a total of 1,014 metres in 10 holes were successful in converting in-pit inferred resources into indicated resources.

In 2009, definition, valuation and exploration drilling totaled 74,467 metres in 504 holes. Following completion of the exploration drift at the 810 metre level, east of Zone 113 and south of the Casa Berardi Fault , an aggressive exploration program to test the depth extension of Zone 113, the continuity and extension of zones previously discovered by surface drilling in the Principal Zones area, the west extension of the Lower Inter Zone, and along the dip extension of the East Mine was initiated, with the objective of delineating mineral resources.

Drilling from the 280 metre level drift in 2009 targeted two parallel zones, 124-1 and 124-2, approximately 20 to 30 metres apart, that have over 100 metres of strike length between a depth of 100 metres and 350 metres.

In 2010, definition, valuation and exploration drilling programs totaled 98,689 metres in 480 holes. In 2010, definition drilling was mainly performed on the 113 and the Lower Inter zones, to test the lateral extensions of the upper and lower 113 Zone and to test the stope limits for the Lower Inter Zone. A total of 25,566 metres of drilling in 149 holes was completed for the valuation program on different zones (Lower Inter, 109, 113,115, 119, 146 and the Principal Zones).

A total of 65,808 metres of surface and underground exploration drilling in 183 holes was completed in 2010. The zones that were drilled were Zones 118, 123, 113 at depth, Lower Inter, 157, 160 and the deep extensions of the East Mine and the Principal Zones.

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In 2011, definition drilling was mainly performed on the 113 and 109 Zones, to test the upper and lower extensions of the 113 Zone and to test the lower extension and the ore continuity of the 109 Zone. Some minor drilling was completed on the 115 and Lower Inter Zones and a total of 10,895 meters of drilling in 184 holes was realized in the definition drilling program. A further 52,422 meters of drilling in 188 holes was completed for in-fill validation mainly on the 123 and 118 Zones with some minor drilling on Zones 109, 119 and 146.

A total of 41,531 meters of surface and underground exploration drilling in 104 holes was completed in 2011. The zones that were drilled included Zones 118, Lower Inter, 123, East Mine at depth and the east and west extensions of the Principal and 160 Zones.

In 2012, definition drilling was mainly performed on the 113 and 109 Zones, to test the upper and lower extensions of the 113 Zone and to test the upper extension and the ore continuity of the 109 Zone. Some minor drilling was achieved on the 111, 115, 118 and Lower Inter Zones and a total of 26,940 meters of drilling in 414 holes was realized in the definition drilling program. A further 30,954 meters of drilling in 107 holes was completed for in-fill validation mainly on the 123 and 118 Zones with some minor drilling on Zone 146.

A total of 42,980 meters of surface and underground exploration drilling in 88 holes was completed in 2012. The zones that were drilled included Zones 118, Lower Inter, 123, 140, East Mine at depth and the east and west extensions of the Principal and 160 Zones.

Sampling Method and Approach

Once retrieved from the core barrel the drill core is placed in sequential order in core boxes labeled with the hole number. Each run, usually three metres, is identified by a wood block on which the depth of the hole is marked. Missing (not recovered) core is identified by a wood stick indicating the length of the missing section. At the end of each shift, core boxes are transported from underground to surface and then to the core shack by the drillers’ foreman. Core boxes from surface drilling are picked up by mine staff at the drill rig set-up and transported to the core shack.

Drill core from exploration and definition programs is handled and sampled by Aurizon technicians. Upon receipt, core boxes are placed on tables and opened. Core is washed and verified for length accuracy prior to logging. Core is logged by Aurizon geologists at the mine site core shack. Access to the core shack is restricted to geology personnel by the use of magnetic cards that open the core shack door.

Rock quality designation measurements and core recovery measurements are carried out on all surface and underground holes prior to logging.

The entire core from underground drilling is photographed. Systematic photography of core from surface drilling started in 2008. Core recovery is nearly 100%, with the exception of short intervals within fault zones or highly deformed mudrock. Such intervals are generally marked during drilling and checked later by the geology personnel for depth accuracy and missing sections. Geological and structural data are described by geologists and entered into a digital logging package. Drill hole logs show hole parameters, core description, and sampling intervals. Drill core is stored at the mine site.

Sample selection is done by Aurizon’s geologists. Selection is determined visually according to rock type, alteration, quartz veining and mineralization. Sample positions are identified, and sample tags are placed under the core in the core boxes at the end of each sample. The beginning and end of each sample is also marked on the core. Core shack employees verify holes to be sampled.

In the case of exploration and in-fill holes, the selected samples (which are generally one metre in length) are split into two halves by the core shack technician using an electrical core saw equipped with a diamond impregnated blade. One half is placed in a plastic bag with the corresponding tag number. The other half core is returned to core boxes, with the corresponding tag placed at the beginning of the sampled core. Sample tags are stapled to core boxes. The core saw, core splitter, and metallic pans are cleaned between samples. In the case of definition drill holes, core is not split and the entire sample is sent for assaying. Bags are folded and sealed to prevent spillage during transportation to the laboratory. Each batch of three to four samples is placed in a plastic container for transportation to the mine lab or in a burlap bag for transportation to an external lab.

The samples are then transported by truck to the sample receiving facilities of the mine laboratory, in the case of infill and definition drilling. The samples of surface exploration drilling are sent to Swastika Laboratories in Swastika, Ontario.

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Sample Preparation, Analysis and Security

Upon arrival at the mine lab, samples are sorted by number and checked according to the sample shipment list. If moist, they are dried in the oven. When dried, whole core samples are crushed in a jaw crusher while split core samples are crushed in a Rhino crusher (95% passing 10 mesh). Samples are then split by a riffle splitter to obtain a 250 g subsample. The subsamples are then ground for 90 seconds producing a pulp of 85% passing 200 mesh.

After homogenization of the pulp, a 30 gram subsample is then collected from the previous subsample and weighed for assay. Each 30 gram sample is analyzed by fire assay with gravimetric finish. All results, reported in grams per tonne, are sent electronically to Aurizon, followed by the original, signed certificate.

The Qualified Person for the quality control program at the Casa Berardi Gold Mine is Sylvain Picard, P. Eng., Principal Mine Geologist, who considers the sample preparation, analysis and security to be consistent with industry standards and has no reason to believe that those could have a negative impact on the accuracy and reliability of the Mineral Resource estimates.

Data Verification

The Quality Assurance and Quality Control ("QA/QC") database contains certificate numbers, sample numbers, dates, original assays, duplicate assays, standard assays, standard types, and laboratories used for assaying.

The process of data verification for the Casa Berardi Gold Mine has been performed by external consultants and Aurizon personnel. Aurizon considers that a reasonable level of verification has been completed, and that no material issues would have been left unidentified from the programs undertaking. The data verification programs undertaken on the data collected from the Casa Berardi Mine adequately support the geological interpretations, the analytical and database quality, and therefore support the use of the data in Mineral Resource and Mineral Reserve estimation, and in mine planning: no sample biases were identified from the QA/QC programs undertaken; sample data collected adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposit; external reviews of the data base have been undertaken in support of feasibility-level studies, and in support of technical reports, producing independent assessments of the database quality. No significant problems with the database, sampling protocols, flowsheets, check analysis program or data storage were noted.

Quality Assurance and Quality Control

Aurizon’s QA/QC protocol consists of: 1) Inclusion of one Certified Reference Material (CRM, or standard) in every 24 core samples. Several standards having different grades are used: 2) 5% of original pulps (Pulp #1) are sent for re-assay at the ALS Chemex laboratory in Val d’Or (samples with grades above 1 gram/tonne gold are selected); and 3) 5% of original rejects are sent for re-assay at the ALS Chemex laboratory in Val d’Or. The ALS Chemex quality system complies with the ISO 9001:2000 and ISO 17025:2005 requirements and is ISO registered.

In general, duplicate assays are carried out for one in every 20 samples.

The Qualified Person at Casa Berardi is Sylvain Picard, P. Eng., Principal Mine Geologist, who has reviewed the mine laboratory preparation and analytical procedures, and quality assurance/quality control ("QA/QC") protocol, and considers them to be consistent with industry standards.

In addition, RPA considers the sample preparation, analysis and security at Casa Berardi to be consistent with industry standards and has no reason to believe that those could have negatively impacted on the accuracy and reliability of the Mineral Resource estimates.

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MINERAL RESERVES AND MINERAL RESOURCE ESTIMATES
CASA BERARDI MINE MINERAL RESERVES AND RESOURCES SUMMARY(1)(2) As at December 31,
		2012			2011		2012
	Tonnes	Grade Grams/tonne	Gold ounces	Tonnes	Grade Grams/tonne	Gold ounces	Gain (loss) ounces
Mineral Reserves
Proven and Probable
Underground	4,414,000	7.1	1,009,800	4,685,000	6.7	1,007,000	2,800
Open pit	3,796,000	3.7	451,600	3,796,000	3.7	451,600	0
Total Mineral Reserves	8,211,000	5.5	1,461,400	8,481,000	5.3	1,458,600	2,800
Mineral Resources Measured and Indicated
Underground	5,287,000	6.1	1,035,300	5,115,000	6.5	1,062,800	(27,500)
Open pit	5,752,000	2.3	431,700	5,752,000	2.3	431,700	0

Total Measured & Indicated Resources	11,039,000	4.1	1,467,000	10,867,000	4.3	1,494,500	(27,500)
Inferred Mineral Resources	3,199,000	5.6	572,500	3,334,000	5.6	598,600	(26,100)

Notes:

1.	See accompanying notes below detailed mineral reserve and mineral resource tables for definitions, parameters, and assumptions.
2.	Totals may not represent the sum of the parts due to rounding.

Changes in Casa Berardi Mineral Reserves

The following table shows the main components of the change in mineral reserves during 2012:

	Tonnes	Gold ounces
Mineral Reserves – December 31, 2011	8,481,000	1,458,600
Resources conversion (1)	507,000	165,300
Mining depletion (2)	(646,000)	(146,000)
Mining cost (3)	(131,000)	(16,500)
Mineral Reserves – December 31, 2012	8,211,000	1,461,400

(1)	Resource conversion resulted in the addition of 165,300 ounces to mineral reserves, representing an 11% increase.
(2)	Mining depletion represents mineral reserves mined and processed in 2012 before milling recoveries and excludes 5,000 ounces mined outside of the reserves established at the beginning of the year and, therefore, does not correspond to the actual 2012 gold production of 136,848 ounces.
(3)	Despite a higher three-year moving average gold price, the cutoff grade was increased primarily as a result of higher operating costs, resulting in the loss of 16,500 ounces of gold.

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MINERAL RESERVES AND MINERAL RESOURCE ESTIMATES

Mineral Reserves Estimates by Zone

Casa Berardi Gold Mine mineral reserves as of December 31, 2012 by Zone are summarized in the following table:

CASA BERARDI MINE MINERAL RESERVE ESTIMATE BY ZONE As at December 31,
	Tonnes	2012 Grade Grams/tonne	Gold Ounces	Tonnes	2011 Grade Grams/tonne	Gold Ounces
Lower Inter (LI)	122,000	7.4	29,100	323,000	6.9	72,000
North West(NW)	-	-	-	42,000	5.5	7,400
109	23,000	5.3	3,800	-	-	-
111	6,000	7.1	1,500	-	0.0	-
113	217,000	8.0	56,100	261,000	8.1	68,300
115	20,000	10.5	6,800	46,000	9.0	13,300
Principal – Open Pit	89,000	6.3	18,000	89,000	6.3	18,000
Principal – Underground	24,000	6.1	4,700	-	-	-
East mine – Open Pit	407,000	4.2	54,400	407,000	4.2	54,400
East mine – Underground	88,000	6.3	17,800	88,000	6.3	17,800
Total Proven Reserves	997,000	6.0	192,200	1,257,000	6.2	251,100
Lower Inter (LI)	39,000	7.6	9,500	69,000	7.4	16,600
South West (SW)	-	-	-	350,000	4.1	46,100
109	69,000	6.4	14,200	121,000	5.6	21,500
111	44,000	7.6	10,800	54,000	4.7	8,200
113	449,000	6.6	95,800	601,000	8.4	162,700
115	2,000	13.7	700	56,000	11.9	21,400
117s	20,000	6.7	4,300	19,000	7.0	4,300
118	1,473,000	6.4	301,200	1,473,000	6.4	301,200
121	22,000	6.3	4,400	-	-	-
123s	1,184,000	7.3	276,000	1,088,000	6.5	225,700
Principal – Open Pit	3,072,000	3.6	352,400	3,072,000	3.6	352,400
Principal – Underground	549,000	8.9	156,500	-	-	-
East Mine – Open Pit	228,000	3.7	26,800	228,000	3.7	26,800
East Mine – Underground	63,000	8.2	16,500	63,000	8.2	16,500
Low-Grade Development	-	-	-	31,000	3.9	3,900
Total Probable Reserves	7,214,000	5.5	1,269,200	7,225,000	5.2	1,207,500
Total Proven and Probable Reserves	8,211,000	5.5	1,461,400	8,481,000	5.3	1,458,600

Notes:

1.	Open pit mineral reserves were estimated by BBA and underground mineral reserves were estimated by Aurizon personnel.
2.	Mineral reserves and resources estimates have been completed in accordance with the CIM Standards with regards to mineral reserves and mineral resources estimates. Mineral resources are exclusive of mineral reserves. Mining depletion for 2012 is included in 2012 Mineral reserves.
3.	Mineral Reserves are estimated at a cut-off grade of 4.12 g/t Au for underground, and 1.2 g/t Au for East Mine open pit and 0.5g/t Au for Principal open pit.
4.	Underground Mineral Reserves are estimated using an average long-term gold price of US$1,350 per ounce and a US$/C$ exchange rate of 1:1.
5.	Open Pit Mineral Reserves of East Mine are estimated using a gold price of US$700 per ounce and a US$/C$ exchange rate of 0.85:1, and Open Pit Mineral Reserves of Principal Mine are estimated using a gold price of US$950 per ounce and a US$/C$ exchange rate of 1:1.
6.	A minimum mining width of three metres was used.
7.	Totals may not represent the sum of the parts due to rounding.

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Technical Parameters – Mineral Reserve Estimate

  Mineral reserve estimations were based on 3D block models for all zones; the few remaining zones that were estimated using 2D polygonal methods are not included in mineral reserves.
  For the underground operation, the selected mining method is usually Sequential Transversal and Longitudinal Long Hole when the vein is larger than 10 metres and Longitudinal Long Hole Retreat when the vein is less than 10 metres. The stoping sequence includes cemented rockfill of the primary stoping sequence, cemented and unconsolidated rockfill for the longitudinal retreat and unconsolidated rockfill for secondary stoping sequence.
  Stope dilution has been calculated from numerical modeling on the basis of the stability of the stope openings, ore deposit geometry and mining method. The amount of dilution was reduced for stopes of smaller dimensions on the fringes of the zone, and increased for stopes with unfavourable geometry. In addition, each stope was assigned a backfill dilution percentage based on number of walls of fill and type of mucking floor. Dilution quantities were estimated for each stope, including hanging wall/footwall sloughage, and backfill dilution, where applicable. As a result, the dilution averages 23.7%.
  Extraction was estimated at 90% for primary stopes, and 95% for secondary stopes.
  Bulk density is different for each zone and is based on density determinations. Bulk density varies from 2.70 tonnes per cubic metre (e.g., Zone 113) to 2.90 tonnes per cubic metre (e.g., Principal Zones). A bulk density of 2.77 tonnes per cubic metre was used for zones that have no density determinations (e.g., East Mine) and is based on historical data.
  West Mine mineral reserves are based on new information acquired from the definition drilling completed in 2010. Information from the definition drilling is being used to outline the precise ore stope dimensions.
  Footwall drifts, which are set 20 metres apart vertically, are being used as the collar locations of the current drill program.
  East Mine open pit reserves are contained in the crown pillar left behind by previous mining. Open pit optimization and detailed design were updated in 2008. A dilution factor of 20% was applied to open pit mineralization within the pit design, and above the 1.2 grams of gold per tonne cut-off grade. It is anticipated that the East mine crown pillar open pit will have a depth of 80 metres. The zone is covered by 18 metres of silt and clay overburden. Stripping ratio is estimated at 17:1.
  Principal open pit reserves are contained in a 150 metre crown pillar. Open pit optimization and detailed design were generated in 2010. A dilution factor of 10% was applied to open pit mineralization within the pit design, and above the 0.5 gram of gold per tonne cut-off grade. The zone is covered by an average of 45 metres of silt and clay overburden. Stripping ratio is estimated at 14.6:1.

Environmental, permitting, legal, title, taxation, socio-economic, marketing and political factors and constraints have been taken into account. The Mineral Reserves are acceptable to support mine planning. Areas of uncertainty that may materially impact the Mineral Resource and Mineral Reserve estimates include: commodity, operating and capital assumptions used; rock mechanics (geotechnical) constraints; constant underground access to all working areas; and metal recovery assumptions used.

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Mineral Resources Estimates by Zone

Casa Berardi Gold Mine mineral resources that are exclusive of mineral reserves as at December 31, 2012 by Zone are summarized in the following table:

CASA BERARDI MINE MEASURED AND INDICATED MINERAL RESOURCE ESTIMATES BY ZONE As at December 31,
		2012			2011
	Tonnes	Grade Grams/tonne	Gold Ounces	Tonnes	Grade Grams/tonne	Gold Ounces
Measured Mineral Resources
Lower Inter	203,000	6.8	44,400	208,000	6.4	43,000
109	7,000	6.1	1,400	-	-	-
111	5,000	4.9	700	-	-	-
113	204,000	6.6	43,400	161,000	6.7	35,000
115	21,200	6.2	4,190	300	4.3	50
South West	795,000	6.2	159,300	795,000	6.2	159,300
North West	33,700	6.7	7,270	200	4.5	30
Principal – Underground	2,000	4.6	300	153,000	7.3	36,000
East Mine – Open Pit	311,000	3.1	31,300	311,000	3.1	31,300
East Mine – Underground	216,000	6.5	45,500	216,000	6.5	45,500
Total Measured Resources	1,798,000	5.8	337,800	1,845,000	5.9	350,300
Indicated Mineral Resources
South West	455,000	6.2	90,500	146,000	8.9	41,600
Lower Inter	59,000	7.7	14,500	60,000	7.5	14,400
109	38,000	6.4	7,900	17,000	4.2	2,300
111	50,000	5.7	9,300	38,000	5.7	6,900
113	376,000	5.3	64,200	339,000	5.7	62,400
115	17,000	6.4	3,400	8,000	4.2	1,100
118	802,000	5.5	143,000	802,000	5.5	143,000
121	3,000	6.9	600	-	-	-
123s	816,000	5.9	153,700	279,000	6.3	56,900
Principal Underground	590,000	7.1	134,200	1,257,000	7.4	298,500
East Mine – Open Pit	404,000	2.7	34,500	404,000	2.7	34,500
East Mine Underground	90,000	6.3	18,100	90,000	6.3	18,100
160 – Open Pit	5,037,000	2.3	366,000	5,037,000	2.3	366,000
160 Underground	420,000	5.6	75,400	420,000	5.6	75,400
152	85,000	5.1	13,800	125,000	5.8	23,200
Total Indicated Resources	9,242,000	3.8	1,129,200	9,021,000	3.9	1,144,200
Total Measured & Indicated Resources	11,039,000	4.1	1,467,000	10,867,000	4.3	1,494,500

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CASA BERARDI MINE INFERRED MINERAL RESOURCE ESTIMATES As at December 31,2012
	2012			2011
	Tonnes	Grade Grams/tonne	Gold Ounces	Tonnes	Grade Grams/tonne	Gold Ounces
Inferred Mineral Resources
South West	8,000	10.6	2,700	8,000	10.6	2,700
104	115,000	6.6	24,500	115,000	6.6	24,500
115-21	25,000	9.2	7,400	-	-	-
118	716,000	7.0	161,300	716,000	7.0	161,300
119	151,000	6.3	30,400	-	-	-
123	432,000	6.2	86,300	477,000	6.8	104,100
Principal – Open Pit	655,000	2.5	53,200	655,000	2.5	53,200
Principal – Underground	360,000	7.4	86,100	628,000	6.6	132,700
East Mine – Open Pit	310,000	3.0	30,200	310,000	3.0	30,200
East Mine – Underground	156,000	9.1	45,600	156,000	9.1	45,600
152	15,000	8.2	4,000	13,000	8.2	3,500
160 In Pit Resources	92,000	4.4	13,000	92,000	4.4	13,000
160 Underground	165,000	5.3	27,800	165,000	5.3	27,800
Total Inferred Resources	3,199,000	5.6	572,500	3,334,000	5.6	598,600

Notes to the previous tables:

1.

Open pit mineral resources of Principal and East Mine were estimated by BBA. Open pit mineral of 160 zone and underground mineral resources of 160 and South West zones were reported in an report by InnovExplo - Consulting Firm to Aurizon Mines. The remaining underground mineral were estimated by Aurizon personnel and by RPA for the East Mine underground.

2.	CIM definitions were followed for Mineral Resources estimates.
3.	Mineral Resources are estimated at cut-off grades of:
· 4 g/t Au for West Mine, Principal Mine and East Mine underground.
· 3 g/t Au for 104 zone in the West Mine. This zone was estimated by Aurizon in 2000 using 2D polygons on longitudinal sections and reviewed by RPA in 2005.
· 1.30 g/t Au for the East Mine – Open Pit
· 0.5g/t Au for the Principal – Open Pit Mineral Resources are estimated using an average long-term gold price of US$950 per ounce, and a US$/C$ exchange rate of 1:1
· 0.3 g/t Au for the 160 zone – Open Pit Mineral Resources are estimated using an average long-term gold price of US$1,250 per ounce, and a US$/C$ exchange rate of 1 :1.
4.	Mineral resources of 113-5 and 113(S4) zones were merged into 113 Zone; 115-2 zone was merged into 115 Zone; Inter zone was merged into South West Zone; East Mine Cherty was merged into 160 Zone.
5.	Minimum mining widths of two to three metres were used.
6.	Mineral Resources are exclusive of Mineral Reserves.
7.	Totals may not represent the sum of the parts due to rounding.
8.	Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Technical Parameters – Mineral Resource Estimate

The technical parameters for the mineral resource estimate are as follows:

  Open pit mineral resources of Principal and East Mine were estimated by BBA. Open pit mineral resources of Zone 160 and underground mineral resources of Zones 160 and South West were reported in an internal report by InnovExplo – Consulting firm to Aurizon Mines. The remaining underground mineral resources were estimated by Aurizon personnel.
  Grade estimation was usually carried out from 3D block solids. Drill holes as well as development samples were used for grade interpolation. The small zone 104 was estimated previously by Aurizon, using 2D polygonal on longitudinal sections and have been reviewed by RPA in 2010.
  A total of 38 mineralized zones have been modeled at the Principal Zone. As the mineralized system extends close to surface bedrock and the mineralized zones are close enough to each other to envisage open pit mining, the zones were modeled by using 0.5 gram of gold per tonne threshold. The current block size is 2.5 metres north-south by 2.5 metres east-west by 5.0 metres vertical. The host rock is of volcanic and sedimentary origin.
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  Bulk density is different for each zone and is based on density determinations. Bulk density is 2.70 tonnes per cubic metre for Zone 113 and varies from 2.70 to 2.90 tonnes per cubic metre for the Principal Zones. A bulk density of 2.77 tonnes per cubic metre was used for zones that have no density determinations (e.g., East Mine) and is based on historical data.
  Minimum underground mining widths of two to three metres.

Environmental, permitting, legal, title, taxation, socio-economic, marketing and political factors and constraints have been taken into account. Areas of uncertainty that may materially impact the Mineral Resource and Mineral Reserve estimates include: commodity, operating and capital assumptions used; rock mechanics (geotechnical) constraints; constant underground access to all working areas; and metal recovery assumptions used.

Mining Operations

Prior to Aurizon’s ownership, the Casa Berardi underground mine operated from 1988 to 1997, producing approximately 3.5 million tonnes of ore at an average gold grade of 7.1 grams/tonne from two sites, the West Mine and the East Mine. A total of 688,400 ounces of gold were recovered by the previous operators. The mineral deposits cover a distance of more than 5.0 kilometres.

Both mining sites were developed as trackless operations, with all material transported to surface via ramp. The maximum depth was 400 metres, which was considered to be the economic limit for ramp haulage to surface. In 1995, a track drift and a shaft were completed to connect both mines.

In 2006, Aurizon developed the West Mine, sinking a shaft to the 760 metre level, and completing ramp and level development to access mining zones. Production began in November 2006.

Mining Method - Underground

Current reserves at the Casa Berardi Gold Mine comprise eight zones at the West Mine, spread over a moderate horizontal distance from each other and located at different mine elevations, plus open pit and underground areas at the East Mine. Zone 113, Lower Inter Zone, 118-123 Zones, Principal Zones (open pit and underground) and the East Mine comprise the bulk of the deposit tonnage. The zones are of varying thickness, ranging from over 50 metres to less than three metres, which is the minimum mining width. Most of the hanging walls are sub-vertical (55º to 85º) and exhibit similar wall characteristics with the exception of the Lower Inter Zone, which in a number of places has relatively shallow hanging wall configurations (less than 45º).

A transverse blasthole open stoping mining method was selected for the Casa Berardi Gold Mine to provide the desired production rate. Timely supply of both cemented and unconsolidated backfill plays a crucial role in controlling dilution and maintaining a short stoping cycle. This mining method satisfies all of the geotechnical requirements and constraints and, as a non-entry mining method, has proven to be safe and reliable in similar operations.

A very small part of the mineral reserves is planned for longitudinal sequencing, limited to the fringes of the small zones. Longitudinal methods have the advantage of lower waste development requirements, however, there is much less flexibility in sequencing and in access, should ground instabilities occur. These limitations have led Aurizon to reduce the planned use of longitudinal mining methods. See "Risk Factors – Casa Berardi Gold Mine Ground Stability".

The transverse mining method is used in areas with wide mineralization (10 metres wide or more) and good access from nearby development. The blasthole longitudinal mining method will be used in areas with narrow mineralization, or long distances from development infrastructure.

Mining Method – Open Pit

The Principal Zone open pit will be mined using conventional open pit mining methods. The open-pit will be a smaller scale operation, and will run for slightly over 3 full years of production. The average amount of material being moved every six month period will approximate 500,000 to 550,000 tonnes of ore, with variable quantities of waste.

Principal Zone Open Pit – Pre-Feasibility Study

BBA was mandated by Aurizon to undertake a pre-feasibility study for the Casa Berardi Principal Zone, situated approximately 1.0 kilometre east of the West Mine production shaft. A pit optimization and design were carried out in order to determine the reserves for the Principal Zone pit. An optimization algorithm was used in MineSight software in order to achieve the most economic pit shell. In accordance with the guidelines of the National Instrument NI 43-101 - Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves, only those ore blocks classified in the measured and indicated categories were used to drive the pit optimizer for a pre-feasibility study. The inferred material is counted as waste.

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Highlights of the BBA pre-feasibility study of the Principal Zone open pit are summarized in the table below:

Casa Berardi Gold Mine Pre-Feasibility Study – Principal Zone
Assumptions
Gold Price (US$/oz)	$950
Canadian $ to US$ rate	1.0:1.0
Fuel price (C$/litre)	$0.87
Mineral Reserves
Mineral Reserves (ounces)	370,000
Mine Parameters
Ore milled
Tonnage (million tonnes)	3.2
Grade (grams/tonne)	3.65
Waste to ore ratio	14.6:1
Estimated gold recovery (%)	87.0%
Total gold recovered (ounces)	322,000
Pre-production period (years)	1.5
Pit Mine life (years)	3.0
Costs
Pre-production capital ($ millions)	$84.3
Cost per tonne milled ($/t)	$48.46
Average total cash cost per ounce (US$/oz)	US$440
Financial Return
Internal Rate of Return (before tax)	26.8%
Net present value, pre tax, 5% discount ($ millions)	$33.9

(All dollar figures expressed in Canadian dollars, except where indicated)

Using a gold price of US$1,200 per ounce, the financial analysis indicates a pre-tax net present value at a 5% discount rate of $96 million, with an internal rate of return of 54%.

Further studies undertaken in 2012 included metallurgical test work to confirm the mill recoveries. Further hydrological studies with pumping tests to assess the ability to lower the groundwater table with be undertaken. In addition, surface drilling was conducted during the winter of 2012 to test the near surface extensions of the Principal Zones, which remain open in all directions.

Mineral Processing

The Casa Berardi Gold Mine ore processing plant originally commenced production in September 1988. Production was suspended in January 1997. During this initial production period, the plant is reported to have processed 3.5 million tonnes of ore with an average grade of 7.1 grams/tonne gold and an average mill gold recovery of 87%. A total of 688,400 ounces of gold are reported to have been recovered.

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Aurizon re-started production in early November 2006, achieving commercial production as of May 1, 2007. Mine production through December 31, 2012 is summarized in the following table:

CASA BERARDI GOLD MINE ANNUAL PRODUCTION Aurizon Mines Ltd. – Casa Berardi Gold Mine
Year	Tonnes	Gold Grade grams/tonne	Gold Ounces Recovered	Recovery (%)
2006	68,481	8.6	17,731	93.9
2007	545,258	9.8	159,469	93.0
2008	654,397	8.2	158,830	92.5
2009	688,676	7.8	159,261	92.6
2010	722,746	6.8	141,116	89.8
2011	698,123	8.0	163,845	91.2
2012	693,859	6.8	136,848	90.6
Total/Average	4,071,540	7.8	937,100	91.7
Note: Totals in the table may not represent the sum of the parts due to rounding.

Life of Mine Plan

The mine and mill complex were designed to process 803,000 tonnes of ore per year at a rate of 2,800 tonnes per day. Difficult ground conditions and bottlenecks in stope preparation currently limit underground production to 730,000 tonnes per year (2,000 tonnes per day). The current life of mine plan is based on 1,800 tonnes per day from underground production, progressively upgrading to 2,800 tonnes per day from both underground and open pit production from 2017 to 2020.

The life of mine plan calls for a total of 8.2 million tonnes of ore grading 5.5 grams per tonne gold, to be mined over nine years (2013 to 2021). Underground production will come from Zones 113, Lower Inter, 118, 123S, Principal, six smaller West Mine zones and the East Mine at an average production rate of 125,000 ounces per year until 2019. Open pit production will originate from the East mine in 2014 and the Principal Zone in the latter years of the production cycle at an average production rate of 30,000 to 80,000 ounces per year.

The mine plan will continually be modified as new mineral resources are discovered and upgraded to reserves.

Environmental Considerations

The primary mine waste produced at the site are tailings and waste rock. The site includes an existing tailings pond with three tailings cells, a polishing pond for settling iron arsenate precipitates, and a process water pond. The system has undergone regulatory review and permits remain in place for use in mine water management and operation of the tailings basin. The cell capacity allowed the storage of tailings up to the fall 2010. In the summer of 2010, a new dyke was built in the middle of the water process pond to allow the storage of tailings after the fall of 2010. The new cell (cell #4) has a 4.8 million tonne capacity. Studies were done to optimize the treatment of arsenic by ferric sulphate precipitation and for a more thorough characterization of the tailings, as requested by the government bodies as part of an update to the restoration plan.

Asset retirement obligations at Casa Berardi have increased to $15.8 million as at December 31, 2012, from $15.0 million as at December 31, 2011 as a result of accretion expense and changes to the discount rates used to estimate the obligations.The current reclamation plan incorporates updated studies undertaken in 2010 regarding re-vegetation of the tailings pond. The former reclamation plan included costs for a soil and clay layer over the tailings pond prior to re-vegetation which has been determined as un-necessary to meet the high standards of environmental rehabilitation established by both the Company and government regulations. The Company’s updated environmental impact studies have been reviewed and approved by the government authorities.

The 2012 restoration cost estimate is based on information currently available to the Company. While the Company believes the estimate to be reasonable and adequate, costs may increase or decrease over time as a result of factors beyond the control of the Company. See also "Risk Factors" below.

Waste rock is stored on the surface pursuant to a certificate of authorization. Characterization in 2008 showed that it is not acid generating. All underground waste rock is expected to be disposed of underground as backfill for mining operations.

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The primary source of water for the site is the reclaim water from the process water pond. Fresh water use at the mill is limited and represents a minimal percentage of the mill discharge. Where practical, all fresh water drainage into the tailings ponds has been diverted away from the basins to minimize contamination of clean surface drainage.

Mine water pumped from the mine dewatering systems contains elevated levels of suspended solids and arsenic. Other metals are typically at concentrations well below effluent standards. Residual nutrients from explosives are also present. Mine water is treated with ferric sulphate to precipitate arsenic and is discharged into Cell #3 for settling. Since the restart of operations, the final effluent has not presented toxicity to rainbow trout, but did present toxicity to daphnia on one occasion.

Tailings slurry may contain elevated levels of cyanide, cyanide metal complexes, cyanide degradation products and arsenic. Aurizon has implemented the SO2/Air process for cyanide destruction in the slurry discharge before release to the tailings pond. Ferric sulphate is added to the discharge of the tailings pump box and eventually in cell #4. This effectively eliminates soluble arsenic, cyanide, and cyanide metal complexes from the discharge. While the SO2/Air process produces elevated levels of cyanate (CNO), this compound is not likely to be present at toxic levels as it naturally degrades in the tailings pond, and ammonia is formed. Storage of the water in the tailings ponds, polishing pond, and process water pond assists in nitrification of the water to reduce ammonia levels. Elevated levels of ammonia can usually be controlled through aging of the effluent and pH adjustment to lower levels to reduce the levels of the un-ionized ammonia in the discharge (the toxic form of ammonia). Regulations require monthly monitoring of acute toxicity during periods of discharge of final effluent.

Aurizon has completed two cycles of the follow-up Environment Effect Monitoring (EEM) study at the Casa Berardi Gold Mine. Six cycles are required to confirm whether the effluent has an effect on the environment. The second cycle took place in the fall of 2010 and the third one will take place in 2015. The final effluent from the Casa Berardi Gold Mine empties into the Kaakakosig Creek. An effluent may have an effect on the environment even if it meets required standards.

Additional expenditures related to environmental compliance may be required in the future in connection with supplementary tailings cell (dyke in the middle of water process pond). Studies were done to update the mine closure costs and update the restoration plan. The studies also include works on modelling to know the effluent quality at the end of the operations. See also "General Development of the Business – Environmental Protection and Reclamation Obligations".

HEVA-HOSCO (JOANNA) PROPERTIES

Information in this Annual Information Form that is of a scientific or technical nature relating specifically to the Heva-Hosco (Joanna) Properties is derived from a NI43-101 Technical Report prepared by Patrice Live, Eng., Mining Manager - BBA Inc. ("BBA"), Angelo Grandillo, Eng., Project Manager, BBA, Maxime Dupere, P. Geo., SGS Canada Inc. and Martin Stapinsky, M.Sc., PhD., P.Geo, Roche Inc. entitled "Technical Report NI 43 - 101 Feasibility Study of the Hosco Deposit – Joanna Gold Project", effective as of June 5th, 2012 (the "Feasibility Study"), a copy of which has been filed under the Company’s section at www.sedar.com. All other information of a scientific or technical nature has been prepared under the supervision of Ghislain Fournier, P. Eng., General Manager, Technical Services and a qualified person under NI 43-101.

Property Description and Location

The Heva-Hosco (Joanna) Properties is located 20 kilometres east of Rouyn-Noranda, next to Highway 117 and one kilometre north of the Vaudray-Joannes biodiversity protected land area. Locally, it is covered by wetlands. The property is accessible via a gravel road to the old shaft collar of the Hosco mine. The north-south gravel road crosses a railway line, which runs east-west. In addition, the northern part of the property is accessible via gravel lumber road. The commercial Rouyn-Noranda airport is located five (5) kilometres south-west of the future open-pit location. Service infrastructures such as electricity, water and natural gas are nearby.

The Heva-Hosco (Joanna) Properties is comprised of five sectors based on different ownership agreements. The Hosco sector represents the core of the Pre-Feasibility Study. The other sectors include Heva, Alexandria, Henriksen, and Aurizon. The project comprises 156 claims covering 4,294.1 hectares.

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Details of Aurizon's interests in the Heva-Hosco (Joanna) Properties and commitments are set out in the following table:

Aurizon’s Ownership Interest in Heva Hosco (Joanna) Properties as at December 31, 2012
Claims	Ownership/Title	Royalties
Original Joanna (67 Claims) (1)	100%	2% NSR
Henriksen (20 Claims)	100%	2% NSR
Vantex (Heva) (2 Claims)	100%	2.5% NSR(2)
Alexandria (19 claims) (3)	100%	2% NSR(3)
Bousquet (48 claims)	100%	---

Notes:

(1)	Forty two (42) of these claims comprise the Hosco block and twenty five (25) of these claims form part of the Heva block. An advance royalty of $500,000 is payable upon completion of a final feasibility study and receipt of a decision by a financial institution to finance development of the property to commence production.
(2)	Aurizon has an option to purchase 0.75% of NSR for $500,000. Advance royalties of $0.7 million are payable upon completion of a final feasibility study and $0.75 million upon achieving commercial production.
(3)	Also a 2% gross overriding receipts royalty on diamonds. Aurizon has an option to purchase 1% of the NSR for $2 million.

The following map illustrates the sectors comprising the Heva-Hosco (Joanna) Properties:

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The area has average temperatures ranging from -16°C in winter to 17°C in summer. The average annual temperature is 1.6°C and the average total precipitation is 928 mm. Rain precipitation is highest in September, averaging 103 mm of water. Snow precipitation is registered between October and April, but its peak falls in the period between November and March, when its monthly average reaches 26 mm, expressed in mm of water.

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The Abitibi region has a long history of mining activity, and mining suppliers and contractors are locally available. The town of Rouyn-Noranda has a population of more than 40,000 citizens. Rouyn-Noranda and surrounding communities could provide qualified personnel for a new mine. All major services are available in these cities. The area is traditionally a mining area with several mines in operation and active exploration companies.

Two 120 kV electrical power lines pass 2.5 kilometres north of the property. One of the main natural gas pipelines is located 500 metres south of the future pit location. The main road access is Highway 117, which links with the Province of Ontario to the west and towards the MRC of the Vallée-de-l'Or and the rest of Quebec to the east. The Rouyn-Noranda airport is served by five airline companies: Air Canada Jazz, Pascan, Air Liaison, Air Inuit and Propair Inc.

All the installations proposed for the project will be located on either side of the Stitchman Creek. This creek flows from east to west, and joins the Davidson Creek which empties into the Kinojévis River and flows away from the Vaudray-Joannès protected land and esker. The Stitchman Creek has a small drainage basis and has many areas with intermittent flows.

The topography of the area covered by the Heva-Hosco project is mostly flat. The altitude varies from about 270 metres at the Kinojévis River to just over 330 metres at the eastern boundary of the property. A hill located just south of Highway 117 (Joannès hill) which reaches an altitude of approximately 360 metres, is the highest point in the sector. The area is poorly drained and is occupied by several bogs. More specifically, the future pit location will be situated within a large bog.

History

The Heva-Hosco (Joanna) Properties area has been explored over the last sixty years. None of the historical statements of resources or reserves by previous owners are NI 43-101 compliant and their reliability has not been established. The historical work before Aurizon’s acquisition is presented by sector and Aurizon’s work is presented under the "Heva-Hosco (Joanna) Properties" heading below.

Hosco Sector

1944-1945:	Hosco Gold Mines completed 81 diamond drill holes totaling 20,000 metres.

1946-1947:

Sinking of an inclined shaft (55°) to a vertical depth of 131 metres. Drifting and crosscutting on the three levels, i.e., 95 m on level 40, 1042 m on level 80 and 1262 m on level 120, for a total of

2399 metres.

1948-1949:	A total of 45,872 tonnes grading 6.58 grams of gold per tonne have been extracted from 9 shrinkage stopes. Mill head was reported as 4.90 grams of gold per tonne.

1973:	Pre NI 43-101 ore reserves calculations were prepared by Derry, Mitchener and Booth. Probable and possible reserves amount to 954,556 tonnes grading 5.14 g/t gold.

1979-1983:	SOQUEM acquired the mining rights. The surface geology was mapped. Drilled seven (7) holes, totaling 1,128 metres.

1984-1985:

SASU Investments Inc. acquired an option on the Hosco property and drilled 10 holes totaling

2,988 metres. Jean Descarreaux and Associated Ltd. completed an economic assessment and review of the SOQUEM and Louvicourt Mining Management reserve estimates.

1986-1987:

Eastern Mines Ltd. and Silver Sceptre Resources Ltd. completed 9,798 metres of diamond drilling to depth of 100 metres, 484 metres of an exploration ramp, 238 metres of drifting, and extraction of approximately 21,555 tonnes at 2.65 grams/tonne of gold, which remains stockpiled on surface,

and also conducted some metallurgical tests (Canmet, CRM, Lakefield).

1998-2004:	90569 Canada Inc. acquired 100% interest in the mining claims subject to a 1% net smelter royalty held by Cambior Inc.

2006:	Aurizon options the property from 90569 Canada Inc. A total of 2% net smelter royalty is held by 90569 Canada Inc. and IAMGOLD.

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Heva Sector
1944-1947:

Heva Cadillac Gold Mines Ltd. drilled 56 diamond drill holes totaling 9,960 metres. A-50 degrees inclined shaft was excavated by 155 metres and later deepening by a further 72 metres.

Underground work consisted of drifting and crosscutting on the 84, 122, and 160 metre levels.

1948:	Mines and Resources Canada reports that the 99% of the gold could be recovered by direct cyanidation. Seven underground drill holes and nine surface drill holes were completed.
1951-1953:	A total of 47,475 tonnes of ore grading 6.86 grams of gold per tonne is reported to have been produced.
1978-1983:	SOQUEM Exploration options the property. The surface geology is mapped and the base line surveyed. A total of 6,920 metres of surface diamond drilling was completed.
1984:	SASU Investments Inc. acquires an option to the property.
1985:	New Goldcore Ventures and Amberquest Resources Ltd option the Heva Block and complete 28 surface diamond drill holes totalling 7,967 metres.
1986 – 1988	Eastern Mines Ltd. and Silver Sceptre Resources Ltd. complete 18,740 metres of surface diamond drilling and build infrastructure for an advanced underground exploration program.

1987-1988:	Sinking of a new shaft to a depth of 227 metres and 382 metres of drifting on the new 200 metre level are completed. A total of 1,386 tonnes of mineralization was extracted.
1999:	T. P. O’Connor acquired Lots 24 and 25 in Range VI of Joannes Township and transferred them to Vantex Resources Ltd in 2004.
2005:	Stellar Pacific Ventures acquires 25% of the property from Vantex Resources Limited and complete 12 surface diamond drill holes totaling 2,430 metres.
2007:

Aurizon acquires 100% in the two Heva claims by exercising its option with Vantex Resources

Limited to purchase a 75% interest and by purchasing the remaining 25% interest from Stellar

Pacific Ventures.

Henriksen Sector
1924-1937:	Geological surveys including mapping, trenching and pitting by different operators. 11 exploration holes drilled during 1937 by Joannes-Davidson M.L.
1938-1952:	Teck Exploration Co. Ltd. acquired rights on the property, drilled 8 holes (1500 m). A shallow shaft was sunk on a gold bearing structure east of the Davidson Creek Fault.

1952-1974:	Joannes-Davidson acquired 100% of property rights. One hole was drilled.
1977-1990:	Gold Fields Inc./Darius Gold Mine Inc. conduct a geophysical survey and 5 holes were drilled.
1992-1996:	Agnico Eagle staked the northern part of the property and drilled one hole.
1998-2007:	Current claims block is staked by Gordon Henriksen. Ressources minières Coleraine drilled 3 holes for 423m.
2007:	Aurizon signed an option with Gordon Henriksen to acquire 100% of the claims group.

Alexandria Sector

1937:	Clericy Consolidated Mines Limited prospected range VI, lots 52-62 + range VII, lots 56-62. Five (5) diamond drill holes were drilled for a total of 448.7 m.
1940-1943:	Belleterre Quebec Mining Limited drilled two diamond drill holes on range VI, lots 42, 43.
1944-1946:	Hosco Gold Mines Limited drilled thirty eight (38) holes for a total of 6,094.73 metres.
1945-1946:	Bouzan Gold Mines Limited drilled 18 diamond drill hole (B1 to B20) for a total of 2,884.93 metres.
1946:	Belleterre Quebec Mines Limited drilled four (4) diamond drill holes.

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1966-1969:	W.L. Landgridge Jr. completed some trenching, pit digging and sampling on range VI and VII, lots 42-55.
1974-1979:	Darius Gold Mines Limited dug nine (9) trenches and drilled one hold and conducted geological geophysical and geochemistry surveys on Range VI, N1/2 of lots 42-47.
1981:	J. Beaulieu drilled a 225 ft vertical hole.
1981-1983:	Sulpetro Minerals Limited carried-out line-cutting, geophysical survey and geological work.
2003:	Alexandria Minerals Corporation signed an option with Coyle and Tremblay for a 100% interest on 13 claims directly east of the Hosco sector.
2004:	Alexandria Minerals Corporation signed an option with Salmasi and Greisbach for a 100% interest on 6 claims directly east of 13 above.
2007:	Alexandria Minerals Corporation drilled three holes to test the Cadillac Break and Sheean shear, for a total of 634 metres.
2010:	Aurizon exercises its option and acquires 100% interest in the Alexandria property.
Bousquet Sector
1947:	Geological survey by Consolidated Mining and Smelting Company of Canada
1964:	Geophysical and geological work on the NE block by East Sullivan Mines Ltd.
1966:	Falconbridge Nickel Mines Ltd. conducted some mapping and sampling.
1988:	Geological surveying and sampling was completed by Platinor Mining Resources Inc.
1989:	Mr. Chouinard performs mapping, trenching, and sampling.
1989:	Ecudor Mining Society Inc. conducted some sampling of mineralized areas.

Heva-Hosco (Joanna) Properties

2006:	Data revision included integration of all historical drilling and sampling results into a database and their attachment to a unique surveyed grid.

2007:

Aurizon initiated an extensive exploration program by systematically re-sampling 118 (72 Hosco and 46 Heva) historical holes.Aurizon drilled 104 holes (46,916 meters). Validation of diamond drilling results (historical and some Aurizon drill holes) and completion of the first NI 43-101 compliant resources estimates by SGS Geostat. A systematic prospection program is conducted on the Henriksen section, which generates an exploration approach combining base metals and gold-

arsenic targets.

2008:

Aurizon drilled 362 holes for a total of 88,135 metres. A magnetic survey totalling 27.1 linear kilometres was done by the company. A preliminary geometrical, structural and depositional model based on field observations plus Leapfrog modeling of gold grade and petrographic works was proposed. Metallurgical testing was initiated with LTM Laboratory with two composite samples. Consultant Roche presented a phase one environmental characterization of the property.

Consultant BBA completed a preliminary assessment study for an open-pit operation.

2009:

Update, validation with diamond drilling and completion of the NI 43-101 compliant resource estimates by SGS Geostat. Aurizon drilled 55 holes for a total of 13,536 metres. Several field programs were done, which included induced polarization survey, MMI soil sampling, hammer prospection and mechanical stripping. The SGS Lakefield laboratory received 5 composite samples to perform a sequence of metallurgical testing, including grinding, flotation, oxidation and cyanidation. Mineralogical and micro-analytical studies are conducted to explain gold recovery.

Geomechanical and geotechnical studies were performed by Golder and a hydrogeological study was concuted by SNC-Lavalin (SNC 2009). Roche completed a long-term environmental characterization study. A positive prefeasibility study was completed by the consultant BBA, for an open pit operation.

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2010:

Update, validation with diamond drilling, and completion of the NI 43-101 compliant resource estimates by Geostat. Aurizon drilled 349 drill holes, which were drilled mainly on the Hosco lateral extension totalling 70,m917 metres. Consultant BBA initiated a feasibility study. A pilot test with the Albion process was complete in July. A pilot test with an autoclave process is initiated with 40 tons of bulk samples from core and reverse circulation drilling (grinding, gravity and flotation by Inspectorate and oxidation in Autoclave and cyanidation by Sherritt Technologies).

2011:

Aurizon drilled 115 holes for a total of 30,055.5 metres on the west lateral extension of Hosco and on the Heva sector. Update, validation with diamond drilling and completion of the NI 43-101 compliant resource estimates by Geostat for the Hosco sector in September 2011. The feasibility study was still in progress with the following items: mining simulation of 8,500 tonnes per day versus 10,000 tonnes per date; review of the operating parameters; environmental tests and studies on ore and waste rock; geotechnical drilling, testing and study; additional hydrogeology study; tests for the improvement of the Albion metallurgy; pilot test of the Autoclave metallurgy and optimization; selection of the location of the infrastructures; determination of the Capex requirements and operating costs.

2012:

Aurizon drilled 144 holes for a total of 53,210 m on Heva sector and the Hosco West lateral extension. A positive feasibility study was completed in June, 2012. All of the following studies were completed for the feasibility study: resources estimation with a block model of the S, As, and

Ni contained in ore and waste rock; additional geotechnical drilling and tests to confirm the location of the tailing ponds and waste pile; detailed mine planning; selection of the oxygen plant technology; selection of the mobile equipment and their numbers; and the determination of the capex, sustaining and opex costs. An updated mineral resource estimate and additional metallurgical tests for the Heva sector was initiated and the work is expected to be completed in the first half 2013.

Geological Setting

Regional

The Heva-Hosco (Joanna) Properties is situated in the south central portion of the Abitibi Greenstone Belt, within the superior structural province of the Canadian Shield. All rocks are Archean in age except for the late cross-cutting Proterozoic diabase dykes.

The Rouyn-Noranda mining district is well known for its polymetallic volcanogenic massive sulfides deposits associated with the Blake River Group located east and north of the property. Major gold deposits are usually located in the immediate vicinity of the Cadillac Break. The following presents the geological map of the area.

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The main structural feature of the region is the Cadillac-Larder Break. It is a large-scale regional tectonic feature extending for 200 kilometres from Kirkland Lake, Ontario to Val d’Or, Quebec. It generally strikes east-west and dips northward and is characterized by a wide zone of talc-chlorite-carbonate schist separating the Temiskaming and Cadillac groups. Other local scale north easterly trending faults occur throughout the region.

A wide variety of syn-volcanic to late tectonic intrusive rocks ranging from peridotite to hyperaluminous granite occur throughout the region. Proterozoic diabase dykes trend northeast-southwest and occur discordant to all lithologies. Metamorphism vary from subgreenschist to greenschist facies throughout the region and increases quickly to amphibolites facies immediately South of the Cadillac Break in the Pontiac Sub-Province. A number of gold showings occur in the region typically associated with the Cadillac Break. Fifteen (15) kilometres east of the Hosco and Heva gold mine, the Doyon-Laronde camp (> 12 million ounces) is the best known gold camp while the previously mines McWatters, Lapa and O’Brien gold mines were also located directly along the fault near the property.

Local Geology

According to the traditional geological units’ nomenclature, sedimentary rock units sequence hosting the Heva-Hosco (Joanna) Properties, is underlain from south to north by rocks of the Pontiac, Temiskaming and Cadillac groups.

The complete sedimentary sequence cut by exploration work is composed of medium grain, poorly graded and mostly massive greywacke inter-bedded with polymict conglomerate unit historically related to the Temiskaming Group depositional environment. The Cadillac Group as described in literature by a facies succession of greywacke with mud rock, and iron formation units (reef) has not been interpreted yet on the property and its limit is suspected to be located farther north toward the Blake River Group limit. A few diabase dykes also cut the host sedimentary rocks.

The east-west striking zone favorable for gold mineralization is closely related to the Cadillac Fault, which dips 55 degrees to the north in this area. The main 10 to 20 metres-wide brittle structure, composed essentially of chloritic schist, is included in a much broader ductile deformation zone that goes from about 100 metres north of the fault to more than 500 metres south of it. In general, the principal foliation is conformable to the fault zone and bedding. A tight asymmetric folding pattern with fold hinges gently plunging toward the west is developed in conglomerate units south of the fault. Deformation within the sediments can be difficult to evaluate as a result of re-crystallization of some minerals at superior green schist to amphibolite facies metamorphism. Some sediment intervals show mineral segregation in a tectonic fabric and sulfides remobilization along foliation planes indicating a strong ductile deformation level. Vein folding and orientation within the different types of zone suggest a gradual decrease in deformation intensity from the Cadillac Fault to the south.

Mineralization

Gold mineralization of the Hosco-Heva area is distributed in multiple lenses on both sides of the Cadillac Fault, making each one a few metres to a few tens-of-metres thick. To date, mineralization has only been identified in the Fault zone. The more continuous and gold-rich zones seem to be associated with a silice-biotite, albite and tourmaline alteration. Mineral assemblage also includes variable concentrations of white mica, chlorite carbonate, garnet and possibly other alumino-silicates. Amphibole and tourmaline rich replacement zones have been locally identified. In the Heva zone, gold mineralization contoured this type of alteration zone. Mineralized lenses are included within a 100 to 190 metre wide lower grade halo of 0.5 to 2.0 grams per tonne.

Generally speaking, most of the zones look alike in terms of structure and mineralization, some differentiate slightly by the content in quartz veins (millimetric to centimetric), arsenopyrite, pyrrothite, and pyrite but currently they are believed to be all related to the same geological event with variations in the alteration assemblages and degree of deformation. Narrow, widely spaced, quartz veins with higher grades have been intersected on the Heva side and immediately south of the Hosco Zone.

Gold is concentrated in different locations closely related to sulfides grains and is mostly fine grain (<20 micro metres). According to different petrographic and micro-analytical studies performed on rock samples and on a sulfide concentrate sample, the majority of gold weight is under the form of free or attached particles to the surface of sulfides grains. A fraction of gold including sub-microns particles and ionic gold is concentrated in some types of arsenopyrite grains.

Exploration

Exploration history of the property is directly linked to the history of the discovery and development of the Hosco and Heva mine previously discussed. Since 2006, Aurizon has carried out extensive computerization and integration of the historical data. Exploration holes were incorporated into a database in electronic format at the end of 2006. Where possible, the casing of old holes has been located in the field with GPS. A surveyed grid has been established as a unique reference for all information related to the property. Sylvestre, Julien, Leclerc Land Surveyor have surveyed 184 old holes. For 170 holes previously surveyed by an unidentified surveyor, we corrected the coordinates in order to integrate them into the grid. Easily computerized and reliable underground data was also included in the new database. In addition to the drilling which is described in the next section, Aurizon has conducted the following exploration activities on the Joanna claims.

In 2006: Data revision included integration of all historical drilling and sampling results into a database and their attachment to a unique surveyed grid;

 In 2007: Aurizon initiated an extensive exploration program by systematically re-sampling historical holes over wide intervals in order to define the extension of the mineralized system according to sulphides dissemination and did 46,916m exploration drilling. A magnetic and EM survey has been completed on Joanna North.

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A mapping and sampling campaign was conducted on the Henriksen claims.. Mineralization indicators as strong alteration and disseminated sulphides occurrences returning anomalous gold values between 0.02 and 0.3 grams per tonne from 233 grab samples on outcrops added to the collection of 1077 soil samples for MMI (Mobil Metal Ion) detection throughout the property and led to the trenching and channel sampling (300 samples) of 6 selected areas.

In 2008, Aurizon conducted 88,135 metres of exploration drilling and conducted a magnetic survey. A geometrical, structural, and depositional model based on field observations, plus Leapfrog modeling of gold grade and petrographic work was done. An induced polarized (IP) survey was conducted on the "Joanna North" area.

On the Henriksen claims, a ground time domain electromagnetic (InfiniTEM) survey over 11 kilometres of lines on sulphides bearing horizons in the Blake River volcanic group let to the drilling of a short program of three holes at 300 metres spacing. Results have not shown any significant base metal results.

In 2009, Aurizon conducted 13,536 metres of exploration drilling. Holes were drilled over a 700m long multi-element MMI anomaly (A, Au, M, W and Sb; or arsenic, gold, molybdenum, tungsten and antimony). Mineralized material is a quartz vein stockwork with pyrite, pyrrhotite and free gold within a biotite rich metasediment.

On the Alexandria claims, shallow gold mineralization was found in two holes that were part of a five (5) hole program on "Joanna South". Holes were drilled about 300m south of the Cadillac fault over an IP/magnetic anomaly Another 10 holes were drilled along the Cadillac fault to test the eastern extension of Hosco mineralization. Prospecting work performed on the Joanna South target has included the collection of 344 grab samples and geological mapping of the quartz veins pattern, combined with 2.3 kilometres of an IP geophysics survey. Results obtained range widely from 0.1 to 10 grams per tonne in multiple parallel metric to pluri-metric eastward parallel structures forming a 200 metre-wide envelope, 500 metres in length.

In the north-east sector a line cutting program has been completed. A Mobile Metal Ions soil geochemistry survey and an induced polarization (IP) geophysical survey were conducted. Forty-one (41) channel samples have been taken in stripped areas showing a strong sericitization in sediments associated with disseminated arsenopyrite.

Following the ground staking of two claims blocks located in the Bousquet Township, line cutting and IP surveys cover the entire property. Fifty-six (56) grab samples have been collected during limited prospecting work done on portions of the eastern claims surface. No significant value has been found.

In 2010, Aurizon conducted 70,916.5 metres of exploration and infill drilling.

  Eleven (11) holes were drilled on Heva sector and two hundred and five (205) holes in Hosco sector in order to upgrade mineral resources. A mineral resource estimate was completed in June 2010.
  On the Alexandria claims, forty-four (44) holes were drilled between 300 to 800 metres south of the Cadillac break. Higher gold values were associated with quartz veins and arsenopyrite in contact with conglomerate, however, continuity of this quartz vein system is limited.
  A condemnation drilling program, totalling eighty-nine (96) holes, was conducted north of the Feifer block. The main targets were geophysics and geochemical anomalies. Better gold values were located in the north-east sector, and were associated with a strong sericitized shear zone containing quartz veins and arsenopyrite.

On the Henricksen claims, a gravimetric survey to detect contrasts between wackes and amphibolitated and mineralized conglomerates was performed.

On the Bousquet sector, a prospection program has been completed totalling 286 grab samples. Better gold values were located in iron formations containing arsenopyrite, pyrhotite and pyrite, but the grade is relatively low.

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In 2011, Aurizon drilled a total of one hundred and fifteen (115) holes on the Joanna property, in the different sectors depending on previous holes, exploration and condemnation holes totaling 30,055.5 metres.

In 2012, one hundred forty-three (143) new holes were completed during the year on the Heva trend for a total of 53,210 metres. The area covered approximately 2.7 kilometres along strike with the objective to test the continuity of the low grade envelope at surface, and to find the continuity of higher grade gold concentrations along the dip and plunge of the mineralized structure. The initial 100 metres drill spacing was reduced to 50 metres where mineralization continuity and grade consistency could justify this increment.

Three main areas of interest have been identified by the program down to a depth of 350 metres: Heva, (sections 4800 to 5800), Heva East (sections 4800 to 6600) and Hosco West (6600 to 7200). Hosco West is considered as a down dip continuity of the Hosco deposit, showing similar mineralization characteristics with gold mineralization associated with disseminated arsenopyrite. Heva and Heva East are rather characterized by a low sulfide and arsenic content. At Heva, gold is present as free fine particles associated with tourmaline rich alteration zones and quartz veins stockworks in proximity to the Cadillac fault. At Heva East, the dominant host rock is a thick amphibolite layer with finely disseminated pyrrhotite.

The metallurgical test results from 3 samples of mineralization from Heva sector show a very good recovery at 95% by direct cyanidation of gold. These results seem confirm the absence of refractory ore in this area, probably related to lower arsenic and more quartz contains in the mineralised corridors.

Since 2007, Aurizon has drilled 1,129 holes totaling 302,769 metres on the Joanna Gold Development Project. The details for the Hosco sector are in the following table.

Aurizon Exploration
Year	Surface drilling (m)	Number of holes	Hole numbers
2007	46,916	104	JA-07-01 to 104
2008	88,135	362	JA-08-105 to 466
2009	13,536	55	JA-09-467 to 499 and 22 deepening holes
2010	70,916.5	349	JA-10-500 to 710, JA-10-718 to 829, JA-10-831 to 841, JA-10-847, JA-10-848, JA-10-851 to 855, JA-10-860, JA-10-861, JA-10-880 and 5 deepening holes
2011	30,055	115	JA-11 830, JA-11-842 to 846, JA-11- 849, JA-11-850, JA-11-856 to 859, JA-11-862 to 879, JA-11-881 to 965
2012	53,210	144	JA-12-966 to 1097, JA-12-1106 to 1115, JA-12-1121
Total:	302,769	1,129

Preliminary assessment

In May 2008, Aurizon received the 2008 Preliminary Assessment from BBA, which concluded that, based upon the September 2007 mineral resources estimate for Hosco above the 200 metre level, the Hosco deposit was potentially feasible as a standalone open-pit mine operation.

Pre-feasibility Study for the Hosco Deposit

In November, 2009, Aurizon received a positive Pre-feasibility Study from BBA, which provides an initial start-up plan for the Hosco deposit. The study was prepared as a stand-alone project based solely on the mineral reserves located on the Hosco deposit.

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Feasibility Study for the Hosco Deposit

In June, 2012, Aurizon received and released the results of a positive Feasibility Study from BBA with the collaboration of Roche and Geostat, which provides the details of the start-up plan for the Hosco deposit. The effective date of the report is June 5, 2012. The study was prepared as a stand-alone open pit project based solely on the mineral reserves located on the Hosco deposit and did not take into account any of the mineral resources contained in the Heva deposit, which also forms a significant part of the Heva-Hosco (Joanna) Properties. Even though the Feasibility Study on the deposit generates a positive return at three-year average gold prices, Aurizon believes it is prudent, in terms of capital allocation, to defer development and permitting of the Hosco deposit and continue to pursue exploration of these areas, which if successful, could lead to a staged and perhaps more financially beneficial development strategy at Joanna.

The Feasibility Study completed by BBA established the following mineral reserves in the area of the Hosco pit at a cut-off grade of 0.5 grams of gold per tonne for a total diluted proven and probable reserve estimate of 41.1 million tonnes at 1.26 grams of gold per tonne representing 1.66 million ounces of gold. Mineral reserves have been completed in accordance with the CIM Standards. Total gold recoverable amounts to 1.45 million ounces.

	Main Pit		West Pit		TOTAL
Material	Material	Grade	Material	Grade	Material	Grade	Gold oz (000s)	Gold oz (000s)
	Tonnes (000s)	(g/t Au)	Tonnes (000s)	(g/t Au)	Tonnes (000s)	(g/t Au)	(in-situ)	(recoverable)
Proven Reserves	27,419	1.29	817	1.71	28,236	1.30	1,185	1,040
Probable Reserves	11,356	1.11	1,496	1.47	12,851	1.15	476	414
TOTAL	38,775	1.24	2,313	1.56	41,087	1.26	1,660	1,454
Waste	150,587		11,733		162,320
Overburden	18,338		3,973		22,311
TOTAL	168,925		15,706		184,631
Strip Ratio	4.36		6.79		4.49

Only measured and indicated resources as at December, 2011, were used for the open pit mining plan. A dilution factor for the Main Pit of 6.5% at 0.15 grams of gold per tonne and for the West Pit of 14% at 0.07 grams of gold per tonne and the mining recovery at 96% and 95%, respectively, has been calculated on the basis of the block size. The optimized pit shell was generated using the Lerchs-Grossmann pit optimizer algorithm using the cost and economic parameters estimated by BBA.

The following is a composite longitudinal section of the Hosco-Heva (Joanna) Properties.

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Project Assumptions and Parameters

Gold price (US$/oz)		1,350
Exchange rate (C$/US$)		1 : 1
Wages and benefits		2011 internal database
Fuel price (C$/litre)		0.90
Net smelter royalty		2%

Open Pit Mine Operation

Mining sequence		3 phases in the Main Pit + 1 phase for the West Pit
Waste (million tonnes)		162.3
Overburden (million tonnes)		22.3
Waste to ore ratio		4.49 : 1.0
Annual tonnage (million tonnes)		15 to 17 (year 1 - 2), 19 to 21 (year 3 - 9), 7 to 16 (year 10 - 14)
Production rate (tonnes per day)		8,500
Inter-ramp pit slope		49 degrees -53 degrees
Geotechnical safety berm		15 metres at every 120 metres vertical height
Pit size	Main Pit	length (2,190 metres), width (660 metres), depth (280 metres)
West Pit		length (660 metres), width (450 metres), depth (120 metres)

The open pit operation was designed to support an average daily production rate of 8,500 tonnes, 7 days a week, 365 days per year. Initial production was anticipated from a smaller starter pit and extended in two additional push backs. The zone is covered by 6 to 15 metres of silt and clay overburden. The waste to ore ratio averages 4.49 over the life of mine with a maximum of 5.96 in year 7.

The pit was designed with a triple benching arrangement, including a 15 metre geotechnical safety berm at every 120 metres vertical height. Based on the results of rock mechanics studies, the recommended inter-ramp pit slope was 53° for the hanging wall (north) and 49° for the west and east sectors and the footwall (south).

The ore would be trucked to surface using the ramp, crushed and conveyed to the processing plant.

Surveillance programs were planned to monitor environmental performance including the impact on surface and ground water, noise, dust, vibration, and visual aspects.

Proposed equipment

The fleet of equipment was planned to include four to nine 100 short ton class haulage trucks, depending of the mining phase, two drill rigs, two hydraulic excavators, one front-end loader, two dozers, one motor grader, one backhoe excavator and six service trucks and auxiliary equipment. For the 5 years in operation of the West pit only, the fleet of equipment was planned to include four 50 short ton class haulage trucks, one drill rig, and one hydraulic excavator.

Metallurgy

As was shown in the Pre-Feasibility, the Hosco material was proven to be partially refractory. Conventional leaching indicated only a 77% gold recovery. The selection of an oxidation method became necessary to achieve a level of gold recovery that would make the project viable since a portion of the gold was either locked or in solid solution, mostly within an arsenopyrite matrix.

The consistency of the results obtained at the pilot-plant level, combined with higher recoveries, led to the selection of the conventional pressure oxidation technology utilizing an autoclave as the preferred method of oxidation for the Hosco ore.

This process uses sulphide oxidation at high pressure and temperatures, thereby speeding up the kinetics and allowing the reaction to be self-sustaining. The processing facilities will be located at Joanna and will include: crushing, grinding, gravity, flotation, pressure oxidation and carbon-in-pulp leaching (CIP). Metallurgical test work performed by Sherritt Technologies indicates that the use of the pressure oxidation circuit prior to leaching improves the projected overall gold recoveries to 87.5%.

Seven samples were prepared and were subjected to a SAG mill comminution (SMC) test, the bond rod and ball mill tests, and the bond abrasion test. The results obtained on the Hosco ore were generally considered to be hard and moderately abrasive.

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Data from the pilot testwork, as well as from the batch flotation locked cycle tests, was used to develop the design criteria for the flotation circuit. The flotation circuit design consists of a rougher stage comprised of mechanical tank cells, a cleaner column and a cleaner scavenger column with residence times of 37 minutes, 13 minutes and 8 minutes, respectively.

Mining Method

Mining Joanna ore would follow the standard practice of an open-pit operation with conventional drill and blast, load and haul cycle using a drill/truck/shovel mining fleet. The overburden and waste rock material would be hauled to the overburden and waste disposal areas near the pit. The run-of-mine ore will be drilled, blasted and loaded by hydraulic shovels and delivered by trucks to the primary crusher or stockpiles near the crusher.

Ore processing

The metallurgical testwork for the Hosco deposit performed during the Feasibility Study allowed for the development of the process mass and water balances. These were used to develop the process plant design. The plant is required to process a nominal flow of 8,500 tonnes per calendar day, or 3.1 million tonnes/year. The hourly flow rates for the plant were evaluated based on an overall plant utilization of 85%, with the exception of the crusher, which was assumed to have a 65% utilization rate. The main process areas are the following:

Milling Process	Crushing, grinding, gravity, flotation, pressure oxidation, leaching, CIP, Carbon stripping and regeneration, electrowinning and casting

Average recovery (life of mine) Tailings ponds (two)	87.5% 95% of tonnage at Joanna with low environmental risk (no cyanide, low sulphide) 5% of tonnage Pressure oxidation (POX) high arsenic and acid drainage potential)

For the purposes of the Feasibility Study, the weight recovery in the flotation stage was assumed to be 5%, representing the amount of material to be treated in the POX and cyanide leaching stages. Flotation tails represent 95% of the ROM and are sent directly to tails.

Based on metallurgical testing, a gold recovery of 87.5% was assumed for the purposes of the Feasibility Study. Based on an average head grade of 1.26 grams/tonne, the annual gold production will be 109,237 ounces/year.

Tailings ponds

Ore processing includes the flotation of sulphides associated with gold and aims to produce a sulphide concentrate. It also involves treating sulphide concentrates by way of cyanidation to recover gold. For the Heva-Hosco (Joanna) Properties, the objective is to incorporate environmental protection measures in a context of sustainable development as soon as the initial phase of the Project is complete. It has therefore been decided to manage tailings separately. The goal is to produce desulphurized tailings through step flotation of sulphides (~95% of tailings). The other type of tailings (~5% of tailings) is leachable and requires protective measures specified under Directive 019. Consequently, two tailings management facilities will be constructed on site.

Proposed surface infrastructure

The proposed mine infrastructure incorporates the following:

A crusher and a mill complex, including a grinding, gravity, flotation, pressure oxidation, leaching circuit and a refinery;
A garage complex and associated services and administration offices;
Electrical distribution installations;
Pit dewatering system, surface water management and treatment;
Access road to the site from Highway 117;
The main waste dumps will cover 192 hectares with a maximum height of 70 metres. Most of the waste rock (85
88%) that is not considered to be acid-generating or potentially metal leaching will be stockpiled in the

The waste dumps will cover 192 hectares with a maximum height of 70 metres. Most of the waste rock (85 - 88%)

that is not considered to be acid-generating or potentially metal leaching will be stockpiled in the main waste rock pile.

The remaining 12 – 15% of the waste rock pile, which has a higher percentage of arsenic and nickel but is not acid generating, will be stored in a separate, fully-lined waste rock pile. Both stockpiles will be surrounded by collection ditches to recover run-off water; and·

Top soil will be stockpiled and used for reclamation during operation and at the end of the life of the mine.

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Restoration

The main objective of mine site rehabilitation is to restore the site to a satisfactory condition by:

a)	Eliminating unacceptable health hazards and ensuring public safety;
b)	Limiting the production and circulation of substances that could damage the receiving environment and, in the long-term, trying to eliminate maintenance and monitoring;
c)	Restoring the site to a condition in which it is visually acceptable to the community; and
d)	Reclaiming the areas where infrastructures are located (excluding the accumulation areas) for future use.

The mine site rehabilitation plan focuses on land reclamation, reclamation of waste dumps, tailings areas and water basins, and surface drainage patterns to prevent erosion. The successful completion of a rehabilitation plan will ensure that the project results in a minimum of disturbance. Site inspections and monitoring (physical stability, geotechnical, environmental, agronomic) will be carried out before the property is retroceded to the Government. The rehabilitation concept for the current project complies with the requirements set out in the Guidelines for Preparing a Mining Site Rehabilitation Plan and General Mining Site Rehabilitation Requirements and current legislation.

Mine closure and restoration costs are estimated at $27.1 million. Wherever practical, a progressive restoration approach will be followed.

At the Heva-Hosco (Joanna) Properties, the overburden disposal area will be reclaimed and used as capping material to re-vegetate waste rock and tailings disposal sites. The concentrate tailings pond will be restored using a multilayer approach, which will isolate the contaminants from the environment.

Environment

For the Heva-Hosco (Joanna) Properties, it is assumed that public hearings will be required. It should be noted that Aurizon has already initiated active and participative discussions with local and regional stakeholders and that such an approach will be continuing as the project progresses. This approach aims at establishing and maintaining a sustainable dialogue with stakeholders in order to identify specific issues associated with the Project. A period of about 20 months is anticipated for the preparation of the Environmental Impact Assessment and obtaining the government decision.

Within the context of the current Study, fish habitat was not considered as trigger for the federal environmental review procedure considering project-specific characteristics and their potential impacts on the receiving environment. The authorization application and permitting process is expected to take one year.

According to the results of the hydrogeology studies performed in 2010 and 2012, the operation of the Heva-Hosco (Joanna) Properties mine should not impact residential water wells in the area, in terms of either water supply or quality. Moreover, groundwater quality and level will be monitored to ensure residential wells are not affected by mining operations.

According to the waste rock geochemical characterization results, the wacke, conglomerate and mafic intrusions are low-risk under Directive 019 and account for about 85-90% of all waste rocks, whereas the amphibolites and the Cadillac Fault rocks are considered leachable for arsenic and represent about 10-15% of all the waste rocks. Waste rocks will therefore be stockpiled into separate piles. The area where the leachable waste rock is stockpiled will be protected with a geo-membrane to prevent groundwater contamination.

Capital and sustaining Costs

The Feasibility Study is based on capital pricing as of the first quarter 2012. The level of accuracy of the capital cost estimates is within ± 15% for feasibility studies.

The pre-production capital costs are estimated at $422 million and include $87 million for contingencies and indirect costs. Indirect costs (owner’s costs, Engineering, Procurement and Construction Management ("EPCM") and detailed engineering) of 20% have been applied on the process plant and the other surface infrastructures. Contingencies of 10% have been applied on the mill and infrastructures, and 20% have been applied on the waste rock and tailings impoundments. Sustaining capital expenditures over the life of the mine are estimated at $97 million, including $27 million for the closure and restoration of the site.

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Capital Costs	Pre-production	Sustaining
Surface Infrastructures	($ Million)	($ Million)
Joanna process plant (Crushing, grinding, gravity, flotation, pressure oxidation, leaching, refinery) and infrastructures	$228	$1
Tailings ponds	67	37
Mine equipment	16	25
Pre-stripping	23
Restoration	-	27
Total Costs	$334	$90
Indirect costs (Owner’s costs, EPCM, detailed	46	-
engineering)
Contingency	42	7
Total capital costs	$422	$97

Operating costs

The life-of-mine average operating cash cost (excluding royalties) is estimated at $716 per ounce of gold and $25.32 per tonne milled.

Category	$/t Milled	$/oz Gold
Mining	11.92	337
Concentrator and Infrastructure	12.37	349
Sales, General & Administration	0.59	17
Environmental and Tailings Management	0.45	13
TOTAL	25.32	716
Transportation and Refining	0.11	3
Royalties (varies according to gold price)	0.95	27

Financial Analysis

The financial analysis for the Base Case (gold at US$1,350) indicates a pre-tax NPV at a 5% discount rate of $112 million with an IRR of 8.7% and a payback period of 8.2 years. On an after-tax basis, the NPV at a 5% discount rate is estimated at $52 million with an IRR of 6.5%.
	% Change in Value	Variation	Before-tax IRR	After-tax IRR¹
	+ 10%	US$1,485	12.6%	9.6%
Gold Price - Base Case	-	US$1,350	8.7%	6.5%
	- 10%	US$1,215	4.3%	3.1%
	+ 10%	US$788	6.4%	4.7%
Average Operating Cash Costs per Ounce - Base Case	-	US$716	8.7%	6.5%
	- 10%	US$644	10.8%	8.3%
	+10%	$464	7.2%	5.3%
Initial Capital Costs - Base Case ($ Million)	-	$422	8.7%	6.5%
	-10%	$380	10.4%	7.9%

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Feasibility Study Conclusions

The results of the Feasibility Study indicate that, although Project economics are positive (based on the financial assumptions used), the potential financial returns are however marginal and small fluctuations in gold price (and to a lesser extent capital and operating costs) can significantly impact the economic viability of the Project.

At this time, given the exploration potential elsewhere on the property, Aurizon Mines may want to consider further development of the Heva deposit and evaluate if a joint Hosco/Heva mining operation would improve project economics. Furthermore, considering that the Environmental Permitting process for this Project may be more complex and longer than planned, Aurizon may want to consider proceeding with the obtaining of permits and authorizations for the Project so that, if and when project economics become more favorable, they can proceed quickly with its execution

Mineral Resource Estimate

SGS Geostat was commissioned by Aurizon to prepare an updated mineral resource estimate of the Joanna Gold Property. In their technical report, the mineral resources have been updated for the Hosco sector only based on data available from drill holes completed by previous operators and 2007 to 2011 exploration programs by Aurizon. The updated mineral resources were estimated in accordance with NI 43-101. The cut-off date for data used in the resource estimation of Hosco deposit is August 18, 2011 and the mineral resources were updated September 22, 2011. The total mineral resources reported for the Property include mineral resources for the Heva and Alexandria sectors completed by SGS Geostat in November 2009 as restated by SGS Geostat and announced by the Company on June 13, 2011 (date of restatement: May 31, 2011). SGS Geostat considers the Joanna property current mineral resources reported herein to follow the industry best practices and to be compliant as outlined in the National Instrument 43-101.

The updated mineral resources for the Hosco Deposit, using a 0.33 g/t Au cut-off (Base Case), now total 57,840,000 tonnes grading 1.26 g/t Au for 2,344,000 oz of gold in the measured and indicated categories with an additional 7,050,000 tonnes grading 1.18 g/t Au for 267,000 oz gold in the inferred resource category.

When compared to the mineral resources of the Joanna deposit previously disclosed in the Company’s June 13, 2011 press release, the updated mineral resources for the Hosco sector represent a 4% increase in ounces for the measured and indicated resource categories and a 6% decrease in ounces for the inferred category using a similar base case cutoff grade of 0.33g/t Au.

The updated mineral resource estimate for the Hosco deposit is summarized as follows:

	Updated mineral resources for the Hosco Deposit (in pit)
Grade Cut-off (Au g/t)	Category	Tonnage* (t)	Grade (g/t)	AuMetal** (oz)
	Measured (M)	30,690,000	1.33	1,311,000
0.33	Indicated (I)	27,150,000	1.18	1,033,000
(Base Case)	Total (M+I)	57,840,000	1.26	2,344,000
	Inferred	7,050,000	1.18	267,000
	Measured (M)	29,460,000	1.37	1,295,000
0.5	Indicated (I)	26,410,000	1.21	1,024,000
	Total (M+I)	55,870,000	1.29	2,319,000
	Inferred	6,950,000	1.19	266,000
	Measured (M)	20,370,000	1.62	1,058,000
1	Indicated (I)	15,130,000	1.51	736,000
	Total (M+I)	35,500,000	1.57	1,794,000
	Inferred	4,520,000	1.39	201,000
Effective Date: September 22, 2011- *Rounded to nearest 10k- **Rounded to 1k

 Relative density used: 2.75t/m3

CIM Definitions were followed for mineral resources.

Mineral resources which are not mineral reserves do not have demonstrated economic viablilty Historical production of 9,704 oz has not been removed from mineral resources.

The base case cut-off grade for the in-pit mineral resources using a gold price of US $1,000 per oz Au is 0.33 grams/tonne gold.

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	Updated mineral resources for the Hosco Deposit (underground)
Grade Cut-off		Tonnage (t)	Grade	AuMetal**
	Category
(Au g/t)		(t)	(g/t)	(oz)
2.0	Indicated (I)	50,000	2.65	5,000
(Base Case)	Inferred	590,000	2.54	48,000
2.5	Indicated (I)	20,000	3.33	2,000
	Inferred	180,000	3.39	19,000
	Indicated (I)	10,000	3.90	1,000
3	Inferred	100,000	4.00	12,000

Effective Date: September 22, 2011- *Rounded to nearest 10k- **Rounded to 1k

Relative density used: 2.75t/m3

CIM Definitions were followed for mineral resources

Mineral resources which are not mineral reserves do not have demonstrated economic viablilty

The mineral resources for the Joanna Gold Development Project, inclusive of the in-pit mineral reserves established for the Hosco pit are as follows:

Sector	Resource Depth	Resource Category Cut-off	Grade	Tonnage*	Au Grade	Au Metal**
			(g/t)	(t)	(g/t)	(oz)
Hosco	In-pit	Measured	0.33	30,690,000	1.3	1,311,000
Hosco	In-pit	Indicated	0.33	27,150,000	1.2	1,033,000
Heva	Above 4,700m Elev.	Indicated	0.5	4,410,000	1.9	270,000
Joanna	In-pit/Above 4,700m Elev.	Total M + I		62,250,000	1.3	2,614,000
Hosco	In-pit	Inferred	0.33	7,050,000	1.2	267,000
Heva	Above 4,700m Elev.	Inferred	0.5	7,680,000	1.7	421,000
Alexandria	Above 4,700m Elev.	Inferred	0.5	980,000	1.2	37,000
Joanna	In-pit/Above 4,700m Elev.	Total Inferred		15,710,000	1.4	725,000
Hosco	U/G	Indicated	2.0	50,000	2.6	5,000
Joanna	U/G - Below 4,700 m Elev.	Total Indicated		50,000	2.6	5,000
Hosco	U/G	Inferred	2.0	590,000	2.5	48,000
Heva	Below 4,700 m Elev.	Inferred	2.0	650,000	2.8	59,000
Joanna	U/G - Below 4,700 m Elev.	Total Inferred		1,240,000	2.7	107,000

*Rounded to nearest 10k - **Rounded to nearest 1k
Effective date: September 22, 2011

CIM definitions were followed for mineral resources

Mineral resources which are not mineral reserves do not have demonstrated economic viability

Historical production of 9,704 oz (Hosco) and 10,700 oz (Heva) has not been removed from mineral resources

Exploration and Development Plans

The opportunity at Heva lies in the fact that our early drilling is indicating higher grade ore potential than at Hosco and initial metallurgy has returned very good gold recoveries using conventional cyanidation. The Hosco West Extension area has identified refractory mineralization that is significantly higher grade than the average grade in the conceptual Hosco pit.

Results from further drilling performed in 2012, in the Heva area and the west extension of the Hosco West pit will be incorporated into an updated mineral resource estimate and block model already in progress in the first half of 2013. A whittle simulation will be performed on the update resource results in order to determine how much could be mined by an open pit approach. According to the results obtained, a decision to update Hosco Feasibility Study will be taken in order to include the Heva resources.

Metallurgical tests are progressing on the different zones in order to confirm the better recoveries achieved with the previous tests. The program should be completed in 2013.

Data Verification, Sample preparation and QA/QC by a independent

As part of the independent verification program for the purpose of the NI 43-101, SGS Geostat validated Aurizon’s exploration methodology including core sampling, analytical procedures, and their QA/QC protocol. The QA/QC practice implemented by Aurizon consists of the insertion of reference material in the sample stream (certified and composite analytical standards and blanks). SGS Geostat considers the samples representative and of good quality, and is confident that the system is appropriate for the collection of data.

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Sampling Method and Approach

Sample preparation, analysis and security at the Hosco-Heva (Joanna) Properties are consistent with industry standards.

Sampling intervals are determined by the Aurizon geologist depending on the nature of alteration and the presence of mineralization. Due to the disseminated, homogenous and often discrete nature of the low grade ore, definition holes are generally completely sampled. Sampling of the longer exploration holes depends on the geologist’s judgment since various intervals of poorly altered and mineralized rocks may be encountered. Density of sampling in these cases is often above 50% of the hole’s length. Samples are generally 1 metre long prior to mid-2007 and 1.5 metres long since that time, giving representative results of the generally homogenous low grade ore. Particular punctual features can be tested by shorter samples as needed.

The core recovery of the observed new core is generally very good. Based on Geostat’s observations on site at the drill and in the core shacks, Geostat considers that the sample quality is good and that the samples are generally representative.

The sampling method is straightforward. After logging, the sections to be assayed are identified in the core box. The core is split using an electric core saw, bagged, and tagged at the geological contractor core shack at Rouyn-Noranda (Services Technominex), and then sent to the laboratory. The other half is kept for further analysis, if necessary.

Sample Preparation, Analysis and Security

From the beginning of exploration on the Hosco-Heva (Joanna) Properties by the Company in 2007 until early 2008 the drill core samples were sent for analysis at Laboratoire Expert Inc. ("Lab Expert") of Rouyn-Noranda, Quebec. Since then, all drill core samples were and continue to be assayed at ALS Canada Inc. - Chemex laboratories ("ALS Chemex") of Val d’Or, Quebec. As part of the Company’s quality assurance and quality control ("QA/QC") protocol, approximately 10% of crushed reject and pulp duplicates were sent for re-analysis at ALS Chemex for the 2007-early 2008 period and are now sent for re-analysis at Laboratoire d’Analyse Bourlamaque Ltd ("Lab Bourlamaque") of Val d’Or, Quebec. ALS Chemex is a fully accredited laboratory under ISO 9001 and ISO/IEC 17025 standards and Lab Bourlamaque is in the process of obtaining ISO-17025 certification. Lab Expert is not an accredited laboratory.

All core boxes are transported by Services Technominex personnel from the drill site to the core shack located in Rouyn-Noranda, Quebec. Security procedures are applied for handling and transportation to ALS Chemex of the drill core samples by employees or contractors of Aurizon or Services Technominex Inc., the principal consulting group managing the exploration work for the Company. The drill core is logged and sawed at the core shack by Services Tecnominex personnel. The half-core samples are bagged and tagged with an assigned number that is recorded in a list and a database maintained by the technical crew. A list including all samples is realized for each invoice order. The sealed samples are delivered by a local logistic firm directly to ALS Chemex in Val-d’Or. Aurizon staff ensures that the listing of samples sent from the core shack is matched to the invoices and assay results from the assay lab.

All samples received at ALS Chemex are digitally inventoried using a bar-code and then weighed. Samples having excess humidity are dried. Sample material is crushed in a jaw and/or roll crusher to 70% passing 9 mesh. The crushed material is split with a rifle splitter to obtain a 250 gram sub-sample which is then pulverized to 85% passing 200 mesh using a single component (flying disk) or a two component (ring and puck) ring mill.

The analytical protocol used at ALS Chemex for gold is the trace level 30 gram fire assay fusion and atomic absorption finish (code Au-AA23) with a detection limit range of 0.005-10 g/t. For samples returning initial assay value greater than 10 g/t, a re-analysis using ore grade 30 gram fire assay fusion with gravimetric finish (code Au-GRA21) is completed.

Lab Bourlamaque uses similar sample preparation and analytical protocols for the reject and pulp duplicates which are 30 gram fire assay fusion and atomic absorption finish (code AU020) and 30 gram fire assay fusion and gravimetric finish (code AU010) respectively.

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Data Verification

Geostat conducted an analytic verification of selected core samples. The database assay table was verified against the original paper logs on a random basis and did not find major errors during its validation process. The collar location, azimuth, dip, hole length, assay values, and assay length were checked. Available historical cross sections on paper were reviewed and compared with on screen equivalent cross sections. Geostat concluded that the drill hole database is adequate to support a mineral resources estimate.

A total of 38 independent check samples (quarter core) in 2007 and an additional 147 in 2008 as part of the 2007 and 2008 were collected during the site visits done by SGS Geostat. The site visit conducted on February 24 and 25, 2010, a total of 40 mineralized core duplicates were collected from holes JA-08-443, JA-09-495 and JA-09-497 by the Geostat. During the site visit conducted from August 24 to 26, 2011 by the author, Maxime Dupéré P.Geo., a total of 38 mineralized core duplicates from the Hosco sector were collected from holes JA-11-868, JA-11-879, JA-11-917, JA-11-918, JA-11-931 and JA-11-935 by the author and submitted for Au analysis at SGS Minerals laboratory in Toronto, Ontario, Canada. The duplicate samples were processed using fire assay with ICP-OES finish (SGS code FAI323). Two blanks were inserted respectively at the beginning and ending the sample series. One certified reference material was also inserted in the samples series. A statistical analysis of the original and duplicate analytical values shows comparable results with 39% of the original values returning greater than the duplicate values for Au grades ranging between 0.005 g/t and 14.25 g/t.

Quality Assurance and Quality Control

In addition to the normal laboratory quality control program, Aurizon has a quality control program to test the validity of the results. Certified materials including three different representative grades and composite references are inserted in the sample series at a space of one at each 25 samples. Composite reference samples representing 20 to 30 samples and rejects are completely pulverized and homogenized to make 40 to 60 kilogram batches prepared in 60 gram individual envelopes. Blank materials, composed of barren local rocks, are placed along with mineralized samples as part of the check assay procedures. Assay checking on approximately 10% of samples are executed by Bourlamaque Assay Laboratories Ltd. All pulps are analyzed by fire assay and gravimetric finish, and all rejects are analyzed by fire assay and atomic absorption finish.

Quality control on assays is made continuously. Tolerance on different reference material has been set at +/-10% from targeted grades. At that point, verification is performed on the recording and control from the core shack to the assaying company to find the possible source of any difference.

The procedures are considered valid and adequate to detect anomalies in the sampling and analysis process, should any major problem occur.

OTHER MINERAL PROPERTY INTERESTS

Information of a scientific or technical nature contained in this Annual Information Form regarding the Company’s other mineral property interests has been prepared under the supervision of Mr. Martin Demers, P. Geol., Exploration Manager of the Company and a Qualified Person as defined by NI 43-101.

 Exploration programs are also planned at the Company's other Quebec properties. A total of $12.4 million was invested in the following properties during 2012:

Exploration expenditures	2012
(Expressed in millions of $)
Marban Property	5.0
Fayolle Property	1.8
Early stage projects	4.6
General exploration	1.0
Total	12.4

Marban Property, Quebec

Pursuant to an option agreement entered into with NioGold Mining Corporation ("NioGold") dated as of July 5, 2010 (the "Marban Agreement"), Aurizon has an option to earn up to a 65% interest in the Marban property, which comprises forty-five mining claims and three mining concessions covering 976 hectares in the heart of the Malarticg old mining camp in the Abitibi region of Quebec, subject to underlying royalties. The Marban block covers 3 kilometres of a 1 kilometre wide favourable gold bearing deformation zone punctuated by historic production, current mineral resources and exploration potential. Underground potential can be projected by following down dip extensions, similar to other deposits in the Abitibi area.

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To earn a 50% interest in the Marban Block, Aurizon must incur exploration expenditures of $20 million over three years; complete an updated NI 43-101 compliant mineral resource estimate; and pay $30 (or $40 if the price of gold is then above US$1,560) multiplied by 50% of the number of total gold ounces in the Measured and Indicated resource categories in the property plus $20 (or 30 if the price of gold is then above US$1,560) multiplied by 50% of the number of total gold ounces in the Inferred resource category, based on the updated resource estimate.

Aurizon can earn an additional 10% interest in the property, for an aggregate of 60% interest, by delivering a feasibility study, and an additional 5%, for an aggregate 65% interest, by arranging project financing for capital expenditures estimated by the feasibility study to place the project into commercial production.

NioGold is operator during the initial earn-in period. Aurizon will become operator after the initial 50% interest has been earned.

Since the date of the Marban Agreement (July 5th 2010), Aurizon has incurred $11.5 million of exploration expenditures in respect of this agreement.

Updated Mineral Resource Estimate based on Phase I Drilling

An updated mineral resource estimate, based on the Phase I drill results and historical data, was received in September 2012, as well as basic technical studies and metallurgical test work. In addition to nine holes previously drilled by NioGold, this estimate includes a total of 137 holes and 41,270 metres drilled between August 30, 2010 and August 9, 2011.

Based on a cut-off grade of 0.35 grams of gold per tonne and a high capping value of 25 grams of gold per tonne, the updated in-pit mineral resources are estimated at 20,700,000 tonnes at 1.58 grams of gold per tonne or 1,053,000 ounces of gold in the measured and indicated category and at 3,780,000 tonnes at 1.60 grams of gold per tonne or 194,000 ounces of gold in the inferred category. The resources outside of the pit shell, using a cut-off grade of 2.0 grams of gold per tonne, are estimated at 980,000 tonnes at 2.82 grams of gold per tonne or 89,000 ounces of gold in the measured and indicated category plus 800,000 tonnes at 2.68 grams of gold per tonne or 69,000 ounces of gold in the inferred category.

Preliminary metallurgical testwork at the Marban deposit, released on April 24, 2012, indicates a favourable recovery between 95.4% to 97.6% for the ore cyanidation test. The Bond ball mill testing indicated the ore fell in the medium soft to medium range of hardness compared to the SGS database (10.1-10.9 kWh/t).

A baseline environmental study was initiated in 2012 and is being prepared by Golder Associates.

An updated mineral resource estimate on the Phase II drilling is in progress and is expected to be completed by the first half of 2013. Following the updated mineral resource estimate on Phase II drilling, the Company will review and evaluate a Phase III drill program.

Drilling

The Marban deposit is located within the Malartic Tectonic Zone, a northern branch of the Cadillac Break deformation system. Gold mineralization on the property is controlled by two sub-parallel, 1 kilometre spaced major shear zones developed in an assemblage of basalt and komatitte deformed at different levels and injected by a sub conformable granodiorite dykes complex.

The Marban deposit corresponds to a location where rock units bend and shift by nearly 1 kilometre causing a complex folding pattern and the development of a 200 to 500 metres thick stacking of mineralized structures. Previous mining production and surrounding drilling was mostly concentrated between a depth of 100 and 250 metres. NioGold has extended the area covered from 2006 and 2008, drilling 33,195 metres in 92 holes using 100 metre wide spaced sections reaching a vertical depth of 500 metres under the eastern half of the deposit.

During Phase I of the diamond drilling program, from August 2010 to August 2011, 50,253 metres of diamond drilling were completed for a total cost of $6 million. The program was split between the Marban deposit (41,270 metres), the Norlartic deposit (4,319 metres) and three 300 metre spaced exploration drill fences located between the Norlartic and the Marban deposit (18 shallow holes totalling 4,664 metres).

During Phase II of the diamond drilling program, from December 2011 to May 2012, 34,658 metres of diamond drilling was completed at a total cost of $5 million. The program was split between the Marban deposit (24,000 metres) and follow-up drilling on general exploration targets (10,000 metres). The Marban deposit drilling focused on in-fill drilling with a 25 metres spacing and on defining both the Eastern Down Dip Zone and the Western High Grade Zone. The program results will be used to update the resource base at the Marban deposit.

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Aurizon expects to receive the resource update from the phase two drilling program during the course of the second quarter of 2013. The results will be evaluated in order to justify a phase three drilling program.

Fayolle Property, Quebec

Aurizon has an option to earn up to a 65% interest in the Fayolle Property from Typhoon Exploration Inc. ("Typhoon"), comprising 39 mining claims covering 1,373 hectares across the Porcupine-Destor Break. The Fayolle Property is situated 35 kilometres north-east of Rouyn Noranda, close to Aurizon's Heva-Hosco (Joanna) Properties in north-western Quebec.

To earn a 50% interest in the Fayolle property Aurizon is required to fund exploration expenditures of $10 million over a four year period, of which $3.5 million is a firm commitment. In addition, Aurizon has the right to subscribe for common shares of Typhoon Exploration Inc., for a total investment of up to $2 million, of which $1,000,000 was a firm commitment and was subscribed for in 2011. Aurizon will be entitled to increase its interest in the Fayolle Property to 65% by completing a bankable feasibility study on the project or by spending a further $15 million on exploration of the property.

A total of $9.0 million has been incurred on the property since the agreement effective date. During the same period the Company has invested $1.5 million in common shares of Typhoon.

Updated Mineral Resource Estimate

During the third quarter 2012, the Company announced an updated mineral resource estimate for the Fayolle deposit as well as results of preliminary metallurgical test work on the property. The updated mineral resource estimate integrates the results of all the drill programs on the Fayolle deposit since the mineral resource estimate prepared for Typhoon in 2007. A total of 253 surface holes and 68,826 metres are included in the updated mineral resource estimate, of which 92 holes and 30,927 metres have been drilled since May 2010 when Aurizon and Typhoon entered into an option and joint venture agreement.

The updated mineral resources are estimated at 1,814,800 tonnes at 2.7 grams of gold per tonne, or 156,000 ounces of gold at a minimum cut-off grade of 0.8 grams of gold per tonne. All of the updated mineral resources are in the indicated mineral resource category.

Preliminary metallurgical testwork indicates a process recovery between 94% and 97% with straight cyanidation.

Drilling

Gold mineralization of the Fayolle Zone is mainly contained in deformed ultramafic volcanic slivers and altered intermediate intrusions near the contact with massive basalt and silicified sediments. Shear zones and fault patterns observed are generally oriented west to north-west, corresponding to a major inflexion of the La Pause Fault. A dense and complex intermediate dykes swarm is characterized by changing orientation and perceived as a strong and favourable indicator for gold mineralization. Visually, this mineralized structure corresponds to tectonic breccias mixed with deformed intrusive material of intermediate composition. The grades can generally be correlated with the intensity and complexity of brecciation. Alteration is characterized by carbonates, chlorite and fuchsite in ultramafic rocks and by albite-hematite in dykes. Gold is mostly observed as free grains up to a millimetre in size, as fracture-filling, and veinlets in both host rocks.

From July 2010 to December 2011, a total of 52,100 meters was drilled on the property for a total expenditure of $7.2 million. The 2011 drill program included a total of 42,384 metres in 120 holes for a total expenditure of $5.7 million. The 2011 drilling was divided evenly between deposit expansion (21,988 metres) and property wide exploration (20,396 metres).

The exploration drilling approach used a 150 metres spacing and appropriate orientation to intersect targets inside four (4) parallel trends named the Vang Trend, Vang Extension, Paré Trend, and the Fayolle Extension, forming a 500 metres wide and 2 kilometres long favourable corridor. These trends are actually limited by a regional stratigraphic contact between a sedimentary unit and an altered intermediate dyke swarm embedded in tectonically brecciated komatiitic flow.

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Grades in the range of 1 to 5 grams of gold per tonne over core length of 5 to 21 metres have been obtained in 10 holes at vertical depths varying between a few tens of metres down to 350 metres. A local coarse gold occurrence returning 1,480 grams of gold per tonne over a length of 1 metre has been intersected 700 metres east from the Fayolle deposit. All these targets will require a detailed geological interpretation before being followed up by further drilling.

The infill program completed on the Fayolle deposit reached a maximum depth of 300 vertical metres. Mineralization has been recognized along 300 metres maximum lateral extension and 300 metres across the maximum transversal section. During 2011, a total of 37 surface diamond drill holes were completed and confirmed the interpretation of mineralization structures orientation that host the higher grade area of the deposit. This step was a pre-requisite to the initial resources estimation.

The initial exploration drilling approach used a 150 metres spacing and appropriate orientation to intersect targets inside four (4) parallel trends named the Vang Trend, Vang Extension, Paré Trend, and the Fayolle Extension, forming a 500 metres wide and 2 kilometres long favourable corridor. These trends are actually limited by a regional stratigraphic contact between a sedimentary unit and an altered intermediate dyke swarm embedded in tectonically brecciated komatiitic flow. Mineralized intersections, in the range of 1 to 8 grams per tonne over thickness between 3 to 10 metres, have identified different parallel gold bearing structures located a few hundred metres south of the Fayolle Zone.

In 2012, 7,136 metres were drilled between January and April at depth and on possible extensions of the Fayolle deposit in order to increase the potential resources before a resource estimate calculation. The database was also extensively controlled for QA/QC procedures before the resource estimate. The controls included the re-assaying of a large amount of samples to ensure the best possible data quality. A total of $1.8 million was incurred in 2012.

A new resource estimate for the Fayolle deposit was released on September 6, 2012. The updated mineral resources are estimated at 1,814,800 tonnes grading 2.7 grams of gold per tonne, or 156,000 ounces of gold at a minimum cutoff grade of 0.8 grams of gold per tonne. All of the updated mineral resources are in the Indicated mineral resource category.

The drill program completed to date has focused on obtaining information inside the Fayolle Zone down to a depth of about 250 metres, and laterally along 200 metres. The new updated mineral resource estimate indicates the potential to delineate mineralization at a grade above 5 grams of gold per tonne using a tight drilling pattern, using two different orientations.

Preliminary metallurgical testing results were also released on September 6, 2102. These results indicate recoveries in the 94% to 97% range using conventional gravity and cyanidation techniques on both the ultramafic and intrusive lithologies carrying gold at Fayolle.

RISK FACTORS

Management of the Company considers the following risks to be the most significant risks related to the Company and its business, but such risks do not necessarily comprise all those associated with an investment in the Company. Additional risks and uncertainties not currently known to management of the Company may also have an adverse effect on the Company's business. If any of these risks actually occur, the Company's business, financial condition, capital resources, results and/or future operations could be materially adversely affected. In such a case, the price of the Company's shares could decline and investors could lose all or part of their investment. See also "Description of the Business – General - Competitive conditions", "Economic dependence" and "Environmental protection and reclamation obligations".

RISKS RELATED TO FINANCIAL MATTERS

Gold Price Volatility

The Company's financial results are highly sensitive to changes in the price of gold. Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks. The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities. The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. The demand for gold consists primarily of jewelry and investment demand.

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Risks Related to Production and Operations

Estimates of future production for the Casa Berardi Gold Mine as a whole are derived from the mining plan. These estimates are subject to change.

There is no assurance that production estimates will be achieved. Failure to achieve production estimates could have a material and adverse effect on any or all of the Company's future cash flow, results of operations and financial condition. The plans are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above, and as set out below:

  actual ore mined varying from estimates in grade, tonnage, and metallurgical and other characteristics;
  mining dilution;
  stope failures or cave-ins;
  mining labour shortages;
  industrial accidents;
  equipment failures;
  natural phenomena such as inclement weather conditions, floods, blizzards, droughts, rock slides and earthquakes;
  encountering unusual or unexpected geological conditions;
  changes in power costs and potential power shortages;
  shortages of principal supplies needed for operation, including fuels, water, equipment parts and lubricants;
  litigation;
  strikes and other similar actions by contractors and subcontractors; and
  restrictions imposed by government agencies.

Such occurrences could result in damage to mineral properties, interruptions in production, mine closure, injury or death to persons, damage to our property or the property of others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable.

Estimates of expected cash operating costs are, to a large extent, based upon the current mine plan including anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, expected extraction rates, and other factors. Any variance in any of the foregoing could result in material variations in actual cash operating costs and economic returns. See "Description of the Business – Casa Berardi Gold Mine – Mining Operations".

The profitability of the Company's business is also affected by the market prices and availability of commodities and resources which are consumed or otherwise used in connection with our operations and development projects, such as diesel fuel, electricity, drilling equipment, steel, tires, skilled labour, chemicals and reagents. Prices of such commodities and resources also can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond our control. Operations consume significant amounts of energy, and are dependent on suppliers to meet these energy needs. In some cases, no alternative source of energy is available. An increase in the cost, or decrease in the availability, of construction materials such as steel may affect the timing and cost of our development projects. If costs of certain commodities or resources used in connection with our operations and development projects were to increase significantly, our profitability would be adversely affected.

Foreign Exchange and Currency Fluctuations

Currency fluctuations may affect the cash flow that the Company may realize from its operations as its products are sold in world markets in United States dollars and the Company's operating costs are incurred primarily in Canadian dollars. The Company may, in future, if it considers it advisable, enter into hedging arrangements with a view to reducing some risks associated with foreign exchange exposure. However, there is no assurance that the Company’s hedging strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

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Gold Hedging Activities May Limit the Price Realized for Gold Produced

The Company's results are highly sensitive to changes in the price of gold. Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks. From time to time, the Company uses short-dated (less than three months) forward sale contracts, or other derivative products, to protect the price level of its future gold sales, thereby providing exposure to commodity price risk.

Financial Resources

Based on the Company’s financial position at December 31, 2012, and the operating cash flows that are expected from the Casa Berardi Gold Mine over the next twelve months based on the 2013 mine plan, the Company expects to be able to meet its financial obligations as they become due and to fund its planned exploration and capital programs on all of its properties for 2013 from working capital. However, the 2013 Casa Berardi Gold Mine plan and the Company’s other planned exploration and capital programs are based on a number of assumptions and criteria including gold price, exchange rates, and commodity prices, many of which are not within the Company's control. Should any one or more of such assumptions prove not to be accurate, or if the Company's expected operating cash flows or operating costs are initially lower or higher, respectively, than expected, it is possible that the Company will require capital in excess of its working capital to carry out all of its planned exploration and development programs. There is no assurance that the Company will be able to obtain debt or equity financing, if required, on commercially reasonable terms or at all and any such future financings could result in substantial dilution to existing shareholders. If additional capital is required and is not available from such sources, the Company may be forced to reduce operations or relinquish its interest in a property or properties.

Financing of Exploration Programs

Aurizon conducts ongoing exploration on all of its projects with the objective of establishing additional economic mineral reserves. Exploration for minerals is a speculative business necessarily involving a high degree of risk. It is not known if exploration expenditures to be made by the Company will result in discoveries of additional commercial mineral reserves. If the Company’s efforts are not successful at individual properties, the acquisition costs related to those properties will be written off. Exploration expenditures on non-producing properties are expensed as incurred. If the Company’s exploration programs are successful, additional funds may be required for the development of mineral reserves. In addition, the exploration and development of the Company's properties may depend upon its ability to obtain additional financing. There is no assurance that the Company will be successful in obtaining the required financing on commercially reasonable terms, or at all. The inability of the Company to obtain necessary financing could have a material adverse effect on the Company’s ability to explore and develop its properties.

Global Financial Conditions

Global financial conditions continue to be subjected to uncertainties regarding a sustainable economic recovery and sovereign debt issues. As a result of these global conditions, the Company is subject to increased counterparty risk and liquidity risk. The Company is exposed to various counterparty risks including, but not limited to: (i) through financial institutions that hold the Company’s cash; (ii) through companies that have payables to the Company; and (iii) and through the Company’s insurance providers. The Company is also exposed to liquidity risks in the event its cash positions are at risk, or additional financing is required to advance its projects and appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company’s planned growth could be adversely impacted and the trading price of the Company’s securities could be adversely affected.

U.S. resident shareholders of Aurizon may be subject to adverse U.S. federal income tax consequences if Aurizon ever becomes a “passive foreign investment company", or PFIC, for U.S. federal income tax purposes.

Special U.S. federal income tax rules would apply to a U.S. shareholder of Aurizon shares if Aurizon became a PFIC at any time during which the U.S. shareholder held Aurizon shares. A non-U.S. corporation generally is classified as a PFIC for U.S. federal income tax purposes in any taxable year if, after applying certain look-through rules to the income and assets of subsidiaries, either: (i) at least 75% of its gross income is "passive" (generally investment) income, or (ii) on average at least 50% of the gross value of its assets is attributable to assets, including cash, that produce passive income. Based on the composition of its income and assets, Aurizon does not believe that it was a PFIC for its taxable year ended December 31, 2012. Because the determination of a non-U.S. corporation’s PFIC status is a factual determination that is made at the close of the taxable year and is subject to change, there can be no assurance at this time that Aurizon will not become a PFIC in any future taxable year. It is suggested that U.S. shareholders may wish to consult their own tax advisors about the U.S. federal income tax consequences that would apply to them if Aurizon ever became a PFIC.

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RISKS RELATED TO OUR BUSINESS AND OPERATIONS

Mining Risks and Insurance

The business of gold mining is subject to numerous risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, cave-ins, flooding, equipment failure and gold bullion losses. Such occurrences could result in damage to or destruction of mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, mine closure, monetary losses and possible legal liability. Any payments required to be made to redress such liabilities could have a material adverse effect on Aurizon’s financial performance and results of operations.

The Company carries insurance to protect itself against certain risks related to mining and processing. However, such insurance does not cover all risks and coverage limits and policy exclusions make it unlikely that any losses would be fully covered. The Company may become subject to liability for pollution, cave-ins, or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Even if coverage is obtained the Company may become subject to liabilities that exceed policy limits. In such cases, the Company may incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Uncertainty of Mineral Reserves and Mineral Resources

Mineral reserves and mineral resources are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters. No assurance can be given that the estimates will be accurate, that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized or mined or processed profitably. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources. Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Company’s reserves. Should such reductions occur, the Company could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Furthermore, it cannot be assumed that all or any part of the measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category.

The Company adjusts its mineral reserves for the Casa Berardi Mine annually by the amount extracted in the previous year, by the additions and reductions resulting from new geological information and interpretation, actual mining experience, and from changes in operating costs and metal prices. Mineral reserves are not revised in response to short-term cyclical price variations in metal markets.

Replacement of Mineral Reserves

Aurizon must continually replace and expand its mineral reserves and mineral resources to maintain or increase its annual production. There are a number of uncertainties inherent in any program relating to the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof. Accordingly, there can be no assurance that the Company’s programs will yield new mineral reserves to replace mined reserves or to expand current mineral reserves.

Development Projects

Mine development projects typically require a number of years and significant expenditures during the development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, the issuance of government permits and adequate financing. The economic feasibility of development projects is based on many factors, including:

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  estimation of mineral reserves;
  anticipated metallurgical recoveries;
  environmental considerations and permitting;
  future gold prices; and
  anticipated capital and operating costs of the projects.

The Company's development projects have no operating history upon which to base estimates of future cash operating costs. For development projects, estimates of proven and probable mineral reserves and cash operating costs are based upon the interpretation of geological data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based on anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs and other factors. As a result, it is possible that actual cash operating costs and economic returns will differ from those currently estimated for a project prior to production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Delays often can occur in the commencement of production.

Casa Berardi Gold Mine Ground Stability

As a result of a history of ground instability and related incidents at the Casa Berardi Gold Mine prior to Aurizon’s ownership and operations, Aurizon implemented strict ground control measures in connection with mine openings and underground development. Since the mine was re-opened under Aurizon management ground control incidents have been minor for the most part. Nevertheless, ground instability is an inherent risk associated with the rock environment in the areas being mined that cannot be eliminated. Consequently, the Casa Berardi Gold Mine operations remain subject to this risk. Instability occurrences including but not limited to crown pillar collapse or stope failure could result in loss of life, reduced production or temporary or permanent cessation of operations, any of which could have a material adverse effect on the Company’s financial condition and results of operations.

Labour Markets

Aurizon employs a number of personnel with a variety of relevant experience, education and professional designations and acquires other specialized skills and knowledge by engaging, on a contract basis, professionals in the geological, metallurgical, engineering, environmental and other relevant disciplines. The Company endeavors to maintain attractive remuneration and compensation packages to attract and retain the required skilled, experienced personnel. However due to the increase in mining activity generally, and in the Abitibi region of Quebec in particular, the competition to attract and retain experienced, and qualified people has intensified significantly. Failure to maintain the Company’s team at the required level could have a material adverse effect on the Company’s operations and activities.

Dependence on Key Personnel

Aurizon’s President and Chief Executive Officer, George Paspalas, and its Executive Vice-President and Chief Financial Officer, Ian S. Walton, are instrumental in the management and day to day operations of the Company. George Paspalas is a Chemical Engineer and has been a director and officer of Aurizon since August 15, 2011. Ian S. Walton is a Chartered Accountant and has been an officer of Aurizon since its incorporation in 1988 and a director since 1993. In addition, Aurizon’s Vice-President, Operations, Mr. Martin Bergeron, P. Eng., is instrumental in managing the Company’s operating, exploration and development activities in Quebec. In the current competitive environment for individuals with such knowledge and expertise there is no assurance that the Company will be able to retain key personnel. Failure to retain such key personnel could have a material adverse effect on the Company’s operations and financial condition.

Government Regulations and Permits

The mining, processing, development and exploration activities of the Company are subject to various federal, provincial, state and local laws and regulations governing prospecting, development, production, mining duties, income taxes, royalties, other taxes, environmental protection, labour standards, occupational health and safety, toxic substances, land use, water use and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company's financial position and operations.

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Continued production at the Casa Berardi Gold Mine and the development of the Hosco Heva (Joanna) Properties will require additional approvals, permits and certificates of authorization from different government agencies. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and may involve public hearings and costly undertakings on the part of the Company. The duration and success of permitting efforts are contingent upon many variables not within the Company’s control. Environmental protection permitting, including the approval of reclamation plans, could increase costs depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. While to date the Company has been successful in obtaining the necessary permits, there can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by the Company.

Political Risks

Properties in which Aurizon has or may acquire an interest are or may be located in areas which may be of particular interest or sensitivity to one or more interest groups, including aboriginal groups. Aurizon’s current mineral projects are in Quebec and may be in areas with a First Nations presence. It is Aurizon’s practice to work closely with and to consult with First Nations in areas in which its projects are located or which could be impacted by its activities and to date its relations with such groups has been positive. However, there is no assurance that relationships will be positive in future or that those with whom Aurizon has established positive relationships will continue to have influence in future. Accordingly, it is possible that Aurizon’s exploration or development activities could be interrupted or otherwise adversely affected in future by political uncertainty, native land claims entitlements, expropriations of property, changes in applicable governmental policies and policies of relevant interest groups, including those of First Nations. Any changes in relations or shifts in political conditions may be beyond the control of Aurizon and may adversely affect its business and operations and if significant enough, may result in the impairment or loss of mineral concessions or other mineral rights, or may make it impossible to continue its mineral exploration and mining activities in the applicable area, any of which could have a an adverse effect on Aurizon’s financial conditions and results of operations.

Title to Properties

While the Company takes steps to verify title to its properties according to usual industry standards for the stage of development of such properties, the procedures undertaken do not guarantee the Company's title. Properties may be subject to prior unregistered agreements or transfers or aboriginal land claims, and title may be affected by undetected defects.

Environmental Hazards and Reclamation Obligations

All phases of the Company's operations are subject to environmental regulation, which mandates such things as air and water quality standards, land reclamation, site restoration and site closure requirements. Environmental regulations also prescribe limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes to environmental regulation, if any, will not adversely affect the Company's operations. Environmental hazards may exist on the Company's properties, which are currently unknown to the Company and may have been caused by previous owners or operators of the properties. Such hazards could result in loss or liability for the Company and its failure to comply with applicable laws.

Reclamation requirements may change and do vary depending on the location and the government regulatory body, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation. The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. It is possible that the Company’s estimate of its ultimate reclamation liability could change in the near term due to changes in laws and regulations and changes in cost estimates or that actual costs will be materially different than estimated.

See "Description of the Business – Environmental Protection and Reclamation Obligations".

Exploration Risks

Exploration for minerals is a speculative business necessarily involving a high degree of risk. It is not known if expenditures made by Aurizon on its mineral properties will result in discoveries of commercial mineral reserves. If Aurizon's efforts are not successful at individual properties, the expenditures at those properties will be written off. If Aurizon's exploration programs are successful, additional funds may be required for development and, ultimately, commercial production. The exploration and development of Aurizon's properties may depend upon Aurizon's ability to finance such activities from cash flow, joint venturing of projects, the sale of property interests, debt financing, equity financing or other means. There is no assurance that Aurizon will be able to continue to fund such activities exclusively from operations. In such event, ability to continue such activities will depend on its ability to obtain the required financing on commercially reasonable terms. The inability of the Company to obtain necessary financing could have a material adverse effect on the Company’s ability to continue to explore and develop its properties.

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Conflicts of Interest

Certain of the directors of Aurizon are also directors and officers of other companies engaged in mineral exploration and development and mineral property acquisitions. Accordingly, mineral exploration opportunities or prospects of which such persons become aware will not necessarily be made available to Aurizon. Although such persons have fiduciary duties to Aurizon there may exist actual and potential conflicts of interest among these persons and situations could arise in which their obligations to or interests in other companies that could detract from their efforts on behalf of Aurizon.

Reputational and Third Party Risk

The Company is committed to perform mining activities in accordance with safe and well planned mining practices and in compliance with all applicable environmental regulations in accordance with sound ethical and environmental standards, however there can be no assurance that breaches of such regulations or failure to meet such practices and standards will not occur. In addition, while the Company expects that the companies with which it has options on properties and which are conducting exploration funded by Aurizon would also adhere to such standards, there is no guarantee that these other parties will not take actions that could adversely affect the Company’s reputation, as they are independent third parties that the Company does not control.

Adverse publicity resulting from actual or perceived violations of environmental laws and regulations, from business practices considered environmentally or otherwise irresponsible, or from damage to the environmental reputation of the Company, may negatively impact the Company’s reputation. These impacts may occur even if the allegations are not directed against the Company or are not valid, and even if the Company is found not liable. Other companies in the industry have encountered these issues resulting in a reduced demand for their shares and a negative impact on the share price.

RISKS RELATED TO GROWTH BY ACQUISITION

Risks Inherent in Acquisitions

Aurizon may in the future acquire advanced exploration, development and production assets consistent with its acquisition and growth strategy. From time to time, Aurizon may also acquire securities of or other interests in companies with respect to which it may enter into acquisitions or other transactions. Acquisition transactions involve inherent risks, including:

  accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;
  ability to achieve identified and anticipated operating and financial synergies;
  unanticipated costs;
  diversion of management attention from existing business;
  potential loss of Aurizon’s key employees or key employees of any business acquired;
  unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and
  decline in the value of acquired properties, companies or securities.

Any one or more of these factors or other risks could cause Aurizon not to realize the anticipated benefits of an acquisition of properties or companies, and could have a material adverse effect on Aurizon’s financial condition.

Acquisition Identification and Integration Risks

While Aurizon may seek acquisition opportunities consistent with our growth strategy, there is no assurance that Aurizon will be able to identify projects or companies that are suitable or that are available for sale at reasonable prices or that it will be able to consummate any acquisition, or integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities. These and other risks related to acquiring and operating acquired properties and companies could have a material adverse effect on Aurizon’s results of operations and financial condition.

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To acquire properties and companies, Aurizon may be required to use available cash, incur debt, issue additional Common Shares or other securities, or a combination of any one or more of these. This could affect Aurizon’s future flexibility and ability to raise capital, to operate, explore and develop its properties and could dilute existing shareholders and decrease the trading price of the Common Shares. There is no assurance that when evaluating a possible acquisition Aurizon will correctly identify and manage the risks and costs inherent in the business to be acquired.

There may be no right for Aurizon shareholders to evaluate the merits or risks of any future acquisition undertaken by Aurizon, except as required by applicable laws and regulations.

RISK FACTORS RELATING TO THE ARRANGEMENT WITH HECLA MINING COMPANY

Because the market price of the Hecla Shares and Aurizon's Common Shares will fluctuate and the exchange ratio is fixed, Aurizon securityholders cannot be certain of the market value of the Hecla Shares they will receive for their Common Shares under the Arrangement

The exchange ratio is fixed and will not increase or decrease due to fluctuations in the market price of Hecla Shares or Aurizon Common Shares. The market price of Hecla Shares or Aurizon Common Shares could each fluctuate significantly prior to the effective date of the Arrangement in response to various factors and events, including, without limitation, the differences between Hecla’s and Aurizon’s actual financial or operating results and those expected by investors and analysts, changes in analysts’ projections or recommendations, fluctuations in the prices of silver and gold, changes in general economic or market conditions, and broad market fluctuations. As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the Hecla Shares that Aurizon shareholders may receive on the effective date of the Arrangement. There can be no assurance that the market value of the Hecla Shares that Aurizon shareholders may receive on the effective date of the Arrangement will equal or exceed the market value of the Common Shares held by the Aurizon shareholders prior to the effective date of the Arrangement. There can also be no assurance that the trading price of the Hecla Shares will not decline following the completion of the Arrangement.

In addition, Hecla Shares received in exchange for Aurizon Common Shares under the Arrangement will be subject to the risks relating to Hecla as disclosed in Hecla's public disclosure which is available on EDGAR at www.sec.gov.

There can be no certainty that all conditions precedent to the Arrangement will be satisfied. Failure to complete the Arrangement could negatively impact the market price of Aurizon's Common Shares

The Arrangement is subject to certain conditions that may be outside the control of Aurizon, including, without limitation, the receipt of the final order of the Supreme Court of British Columbia. There can be no certainty, nor can Aurizon provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Arrangement is not completed, the market price of Aurizon's Common Shares may decline to the extent that the market price reflects a market assumption that the Arrangement will be completed. If the Arrangement is not completed and the Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay consideration for Aurizon's Common Shares that is equivalent to, or more attractive than, the consideration payable pursuant to the Arrangement.

The Arrangement Agreement may be terminated by Hecla in certain circumstances, including in the event of the occurrence of a material adverse effect or if any person or group of persons acting jointly and in concert acquires Common Shares which represent 33S%ormoreofthe outstanding Common Shares

Each of Hecla and Aurizon have the right to terminate the Arrangement Agreement and the Arrangement in certain circumstances. Accordingly, there is no certainty, nor can Aurizon provide any assurance, that the Arrangement Agreement will not be terminated by either Hecla or Aurizon before the completion of the Arrangement. For example, Hecla has the right, in certain circumstances, to terminate the Arrangement Agreement if a material adverse effect occurs. In addition, Hecla has the right to terminate the Arrangement Agreement if any person or group of persons acting jointly and in concert, acquires ownership of, or control or direction over, Common Shares which represent 33S%ormoreofthe issued and outstanding Common Shares.

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Hecla and Aurizon may not integrate successfully

The Arrangement will involve the integration of companies that previously operated independently. As a result, the combination will present challenges to management, including the integration of the operations, systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, diversion of management’s attention and the loss of key employees.

The difficulties management encounters in the transition and integration processes could have an adverse effect on the revenues, level of expenses and operating results of the combined company. As a result of these factors, it is possible that any benefits expected from the combination will not be realized.

Uncertainty surrounding the Arrangement could adversely affect Aurizon’s retention of customers, suppliers and personnel and could negatively impact Aurizon’s future business and operations

Because the Arrangement is dependent upon satisfaction of certain conditions, its completion is subject to uncertainty. In response to this uncertainty, Aurizon’s customers and suppliers may delay or defer decisions concerning Aurizon. Any delay or deferral of those decisions by customers and suppliers could have an adverse effect on the business and operations of Aurizon, regardless of whether the Arrangement is ultimately completed.

RISKS RELATED TO THE COMMON SHARES

Dilution

If Aurizon elects to raise funds in the future by issuing additional equity securities, such financing may substantially dilute the interests of Aurizon shareholders. Aurizon may also issue additional Common Shares in the future pursuant to existing and new agreements in respect of project or other acquisitions and in respect of the Company’s stock option plan.

Price and Volume Fluctuations

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The price of the Common Shares may be affected by such fluctuations. Sales of substantial amounts of Aurizon securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for Aurizon securities. In the past, following periods of volatility in the market price of a company’s securities, shareholders have sometimes instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm Aurizon’s profitability and reputation.

DIVIDENDS

Aurizon has not paid any dividends or made any distributions on its securities. However, the Board may decide to do so on the basis of the earnings, financial condition, future financial requirements and other conditions existing at such time.

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DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares ("Preferred Shares") without par value issuable in series, of which a maximum of 8,050,000 Series "A" Convertible Preferred Shares and 1,135,050 Series "B" Convertible Preferred Shares may be issued.

As at December 31, 2012, there were a total of 164,562,827 Common Shares and no Preferred Shares of the Company issued and outstanding.

The holders of the Common Shares are entitled to receive notice of and to attend and to cast one vote per share at all meetings of the shareholders of the Company. The holders of the Common Shares, subject to the prior rights, if any, of the holders of any other class of shares of the Company, are entitled to receive on a pro-rata basis such dividends, if any, in any financial year as and when declared by the board of directors in its sole discretion from funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, the holders of the Common Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, on a pro-rata basis, the net assets of the Company after payment of all debts and other liabilities. The Preferred Shares are convertible and redeemable on the terms set forth in the Articles, are issuable in series and rank in priority to the Common Shares on a winding up, dissolution or liquidation in respect of a fixed amount determined in accordance with the Articles and thereafter the Preferred Shares are not entitled to any further distribution of the assets of the Company. The Board may determine the designation, rights, and restrictions of each series of Preferred Shares, before their issue.

The Company has a formalized stock option plan for the granting of incentive stock options to the executive officers, senior managers, employees, directors and consultants. Unless otherwise approved by shareholders, the aggregate number of securities reserved for issuance under the stock option plan, may not exceed 10% of the issued and outstanding Common Shares at the time of the grant.

Aurizon has a deferred compensation plan (the "DSU Plan") pursuant to which deferred share units ("DSUs") are granted to Aurizon’s non-executive directors and a restricted share unit plan (the "RSU Plan") pursuant to which restricted share units ("RSUs") are granted to its employees.

Under the DSU Plan, each director that is a participant in the DSU Plan (a "DSU Plan Participant") receives an annual grant of DSUs in an amount and on the date determined by the Board. In addition, each DSU Plan Participant may elect to receive a further grant of DSUs in an amount equal to the percentage specified by such director of his or her annual cash retainer fee for his service on the Board for that calendar year, such election to be made prior to the commencement of such calendar year. DSUs vest immediately with dividend equivalents in the form of additional DSUs. DSUs do not have an exercise price. A DSU’s value is based on the closing price of the Aurizon Shares on the TSX on the business day prior to the date of grant and can only be settled in cash, no earlier than 30 days following the date the director has retired from, or ceased to hold, all positions with Aurizon and no later than December 15 of the first calendar year commencing after the termination date. DSUs do not entitle DSU Plan Participants to be issued Common Shares or to exercise any voting rights or other rights attaching to the ownership of Common Shares.

Under the RSU Plan, the Board or a committee of the Board authorized to administer the RSU Plan (the "Committee"), may allocate RSUs to employees of Aurizon (the "RSU Plan Participants") from time to time. Aurizon will pay to a RSU Plan Participant a lump sum cash payment, net of any applicable withholdings, equal to the number of RSUs allocated or credited to the RSU Plan Participant’s account multiplied by the volume-weighted average trading price of the Common Shares on the TSX during the five business day period ending on the earliest of the date:

1.	on which the RSU Plan Participant's RSUs vest;
2.	of the RSU Plan Participant's termination of employment without cause, resignation, or death, whichever occurs first;
3.	on which Aurizon terminates the employment of the RSU Plan Participant as a result of disability; and
4.	the RSU Plan is terminated,

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within 30 - 60 days (as prescribed pursuant to the terms of the RSU Plan) after the date that those RSUs have vested to the RSU Plan Participant, and in any event not later than December 31 of the year that is three years after the date of grant. Generally, a RSU Plan Participant will become vested in those RSUs allocated to him or her as to one-third (as near as practicable) on each of the first, second and third anniversary of the date of grant. Under the terms of the RSU Plan, in the event of a change of control the Committee may in its discretion take one or more of the following actions:

1.	arrange for or otherwise provide that the obligations of Aurizon under the RSU Plan will be assumed, or a substantially similar plan will be substituted, by the offeror under a take-over bid;
2.	arrange or otherwise provide for the payment of cash or other consideration or compensation to RSU Plan Participants in exchange for the satisfaction or purchase and cancellation of outstanding RSUs and determine the date of payment; or
3.	make such other modifications, adjustments or amendments to outstanding RSUs or the RSU Plan as the Committee deems necessary or appropriate.

If, within six months following a change of control, an RSU Plan Participant is terminated from employment without just cause, or an RSU Plan Participant terminates employment with Aurizon for "good cause" pursuant to a right contained in his or her employment agreement, the RSU Plan Participant will be entitled to all of the vested and unvested RSUs in his or her RSU account as of the date of termination, which will be paid within 60 days following the date of termination.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX under the symbol "ARZ", and on the NYSE MKT under the symbol AZK.

During the 12 months ended December 31, 2012, the Common Shares traded on the TSX as follows:

		High	Low
Month	Volume	($)	($)

December 2012	7,995,345	3.81	3.15
November 2012	11,088,286	4.78	3.60
October 2012	6,242,032	5.18	4.47
September 2012	8,722,876	5.23	4.03
August 2012	6,762,476	4.54	3.80
July 2012	4,008,380	4.84	4.25
June 2012	6,499,992	5.51	4.40
May 2012	8,073,148	4.96	4.68
April 2012	5,998,346	4.91	4.70
March 2012	9,156,264	5.35	4.35
February 2012	5,642,653	5.45	5.24
January 2012	4,963,089	5.70	4.90

.

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PRIOR SALES

Stock Options

During the financial year ended December 31, 2012, the Company granted 1,992,000 incentive stock options to purchase an equivalent number of shares at a weighted average exercise price of $3.62 per share.

DIRECTORS AND OFFICERS

NAME AND OCCUPATION

The following table sets forth all current executive officers and directors as of the date of this Annual Information Form, with each position and office held in the Company and the period of service as such.

Name, Position and Province and Country of Residence	Principal Occupation During the Past 5 Years	Served as a Director Since (1)

David P. Hall, Director, Chairman, British Columbia, Canada	Chairman of Aurizon Mines Ltd. and prior to August 15, 2011, President and Chief Executive Officer of Aurizon Mines Ltd. Mr. Hall is also a Director of Yale Resources Ltd.	1988

George Paspalas, President and Chief Executive Officer, British Columbia, Canada	President and Chief Executive Officer of Aurizon Mines Ltd. Prior to August 15, 2011, Chief Operating Officer of Silver Standard Resources Inc.	2011

Ian S. Walton, Director, Executive Vice-President and Chief Financial Officer, British Columbia, Canada	Executive Vice-President and Chief Financial Officer of Aurizon Mines Ltd.	1993

Martin Bergeron, Vice-President, Operations Quebec, Canada

Vice-President, Operations of Aurizon Mines Ltd. since October,

2009. From January to December 2008, General Manager – Western

Canada, NWT and Nunavut, Agnico Eagle Mines Ltd.; From July,

2007 to January 2008, Meadowback Project General Manager,

Agnico Eagle Mines Ltd.; From April 2006 to May 2007,

Mine Manager, Rosebel Gold Mines, Iamgold Management.

		N/A

Sargent H. Berner, Director, Chairman of the Corporate Governance and Nominating Committee, British Columbia, Canada	President of Kent Avenue Consulting Ltd., a private consulting firm Mr. Berner is also a Director of Enterprise Energy Resources Ltd., Cream Minerals Ltd., Emgold Mining Corporation, Olivut Resources Ltd., Pacific Ridge Exploration Ltd., Palo Duro Energy Inc., Sultan Minerals Inc. and ValGold Resources Ltd.	1988

George L. Brack Director, Chairman of the Compensation and Human Resources Committee, Member of the Corporate Governance and Nominating Committee British Columbia, Canada	Corporate Director, January 2009 to present. Formerly Managing Director and Industry Head, Mining Group, of Scotia Capital, specializing in merger and acquisition advice to the global mining industry. Mr. Brack currently serves as a director of Alexco Resource Corp., Capstone Mining Corp., Geologix Explorations Inc., Newstrike Capital Inc. and Silver Wheaton Corp.	2010

Louis Dionne, Director, Chairman of the Sustainability Committee, Member of the Compensation and Human Resources Committee Ontario, Canada	Mining engineer consultant. Mr. Dionne is also a Director of Detour Gold Corporation and US Silver & Gold Inc.	2006

Andre Falzon, Director, Chairman of the Audit Committee, Member of the Corporate Governance and Nominating Committee Ontario, Canada	Financial consultant and corporate director. Mr. Falzon is also a Director and the Chairman of the Audit Committee of African Barrick Gold plc.	2008

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Name, Position and Province and Country of Residence	Principal Occupation During the Past 5 Years	Served as a Director Since (1)

Richard Faucher, Director, Member of the Audit Committee, Member of the Sustainability Committee Quebec, Canada	From 2005 to 2008, President and Chief Executive Officer of Canadian Royalties Inc., a Quebec-based mining company. Mr. Faucher is also a Director of Robex Resources Inc., Karmin Exploration Inc., Silvermet Inc., and Harte Gold Corp.	1999

Diane Francis, Director, Member of the Audit Committee and Member of the Compensation and Human Resources Committee Ontario, Canada	Editor-at-Large, Financial Post	2007

Brian S. Moorhouse, Lead Director, Member of the Sustainability Committee British Columbia, Canada	President of Vega Management Corporation, a private investment management company	1988

NOTES:
(1) Term of office as a director expires at the next annual meeting of the shareholders.

CONTROL OF SECURITIES

As at March 28, 2013, the directors and officers of the Company as a group beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 1,768,102 Common Shares of the Company, representing approximately 1.07% of the issued and outstanding Common Shares of the Company. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by the directors and executive officers of Aurizon as a group, is based upon information furnished by the respective individuals.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Other than as disclosed below, to the knowledge of the Company, no director or executive officer of the Company or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is or was within 10 years prior to the date hereof was a director, chief executive officer or chief financial officer of any company that:

(a)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or
(b)	was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of the disclosure above regarding the directors, executive officer or shareholder, "order" means: (a) a cease trade order, including a management cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

Mr. Berner, a director of the Company, serves as a director of ValGold Resources Ltd. ("ValGold"). On December 8, 2008, ValGold was subject to a management cease trade order for failing to file financial statements. ValGold subsequently completed the filing of its required financial statements and the management cease trade order was lifted on January 28, 2009. On December 7, 2009, ValGold was subject to a cease trade order for failing to file financial statements. ValGold subsequently completed the filing of its required financial statements and the cease trade order was lifted on December 16, 2009.

To the knowledge of the Company, no director or executive officer of the Company or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

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(a)	is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(b)	has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

CONFLICTS OF INTEREST

To the best of Aurizon's knowledge, and other than as disclosed in this Annual Information Form, there are no known existing or potential conflicts of interest between Aurizon and any director or officer of Aurizon, except that certain of the directors and officers serve as directors and officers of other public companies, and therefore it is possible that conflict may arise between their duties as a director or officer of Aurizon and their duties as a director or officer of such other companies. See "Risk Factors – Conflicts of Interest".

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer, nor to the Company's knowledge any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Common Shares, nor any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this Annual Information Form that has materially affected or is reasonably expected to materially affect the Company.

LEGAL PROCEEDINGS

The Company is involved in litigation from time to time in the ordinary course of its business. The Company is not involved in any current proceedings, nor is its property currently (or has within the last financial year been) subject to any proceeding, in which the amount involved, exclusive of interest and costs, is expected to exceed 10% of its current assets.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services of Canada, located at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent for the Common Shares in the United Sates is Computershare Investor Services at its principal offices in Golden, Colorado.

MATERIAL CONTRACTS

There are no contracts of the Company other than contracts entered into in the ordinary course of business of the Company, that are material to the Company and that were entered into within the most recently completed financial year of the Company or before the most recently completed financial year of the Company and which are still in effect.

NYSE MKT CORPORATE GOVERNANCE

The Company’s common shares are listed on NYSE MKT. Section 110 of the NYSE MKT company guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is as follows:

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Shareholder Meeting Quorum Requirement:  The NYSE MKT minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock.  In addition, a company listed on NYSE MKT is required to state its quorum requirement in its bylaws.  The Company’s quorum requirement is set forth in its Articles.  A quorum for a meeting of members of the Company is two members or proxy holders present.

Proxy Delivery Requirement: NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the "1934 Act"), and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the 1934 Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Delivery of Financial Statement and Management’s Discussion and Analysis: NYSE MKT requires delivery of annual financial statements to all shareholders of record. In accordance with applicable rules and regulations in Canada, the Company delivers annual and interim financial statements and related management’s discussion and analysis only to shareholders who request delivery of such information in the manner described in the Company’s proxy materials. As part of the Company’s continuous disclosure obligations the Company publishes its annual and interim financial statements and related management’s discussion and analysis under the Company profile on www.sedar.com which can be accessed by shareholders and other members of the public, without payment of a fee.

The Company’s practices in respect of the foregoing are consistent with the laws, customs and practices in Canada.

INTERESTS OF EXPERTS

The following table sets out the name of each person or company who is named as having prepared or certified a report, statement or opinion in this AIF and whose profession or business gives authority to such report, statement or opinion.

Mineral Property Casa Berardi Gold Mine

Experts

Bernard Salmon, Eng., General Manager Québec – Roscoe Postle Associates Inc.

Dennis Bergen, P. Eng., Principal Mining Engineer – Roscoe Postle Associates Inc.

Patrice Live, Eng., Mining Manager – BBA Inc.

Carl Pelletier, B.Sc., Geo. – InnovExplo

Sylvain Picard, Eng. Principal Geologist, Casa Berardi Mine, Aurizon Mines Ltd.

Christian Bourcier, P. Eng., General Manager, Casa Berardi Mines, Aurizon Mines Ltd.

Heva-Hosco (Joanna) Properties

Patrice Live, Eng., Mining Manager – BBA Inc.

Maxime Dupere, P.Geo, SGS Canada Inc.
Angelo Grandillo, Eng., Project Manager – BBA Inc.
Martin Stapinsky, M.Sc., PhD., P. Geo. – Roche Inc.

Ghislain Fournier, Eng.,
General Manager, Technical Services,
Aurizon Mines Ltd.

Other Mineral Property Interests	Martin Demers, P. Geo., General Manager, Exploration, Aurizon Mines Ltd.

To the knowledge of the Company, none of the persons or companies referred to above or any designated professional of such person (if not an individual), holds or has received or will receive any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company's associates or affiliates, except as follows:

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Messrs. Bourcier, Picard and Demers are employees of the Company, and have been granted options under the Company’s incentive stock option plan, each of whom owns less than 1% of the Company’s issued and outstanding share capital.

AUDITORS

The Company’s auditors are PricewaterhouseCoopers LLP, Chartered Accountants. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules of the U.S. Securities and Exchange Commission.

AUDIT COMMITTEE INFORMATION

AUDIT COMMITTEE MANDATE

The Company's audit committee has a charter (the "Audit Committee Charter") in the form attached to this Annual Information Form as Schedule "A".

COMPOSITION OF THE AUDIT COMMITTEE

The following are the members of the Company's audit committee:

Andre Falzon	Independent (1)	Financially literate (1)
Richard Faucher	Independent (1)	Financially literate (1)
Diane Francis	Independent (1)	Financially literate (1)
NOTE:
(1) As defined by National Instrument 52-110.

RELEVANT EDUCATION AND EXPERIENCE

Pursuant to the Company’s Audit Committee Mandate, each audit committee member is required to meet the requirement of financial literacy as prescribed by the appropriate regulatory bodies. The following is a description of the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member:

Andre Falzon (Chair) - Mr. Falzon, a Chartered Accountant, has been a senior financial executive with over 25 years of practical financial and management experience, particularly within the mining industry. For most of those years he was Vice President and Controller of Barrick Gold Corporation ("Barrick"). Mr. Falzon was responsible for Barrick’s financial reporting requirements and planning, as well as being involved in related aspects of business acquisitions, financings and mine development activities. Most recently and until December 31, 2006, he was Vice President Planning and Compliance, and was responsible for the establishment and management of Barrick’s compliance and internal audit functions. Mr. Falzon is also a director and the Chairman of the audit committee of African Barrick Gold plc.

Richard Faucher - Mr. Faucher is a Professional Engineer trained in metallurgical engineering and, until August 29, 2008, was the President and Chief Executive Officer of Canadian Royalties Inc. Mr. Faucher has held senior management positions in several other large mining companies and metallurgical projects, including the position of President of Niocan Inc., Vice-President, Brunswick Mining & Smelting, for Noranda Inc.; President and General Manager for Falconbridge Dominicana; and President and COO of Princeton Mining Corp. Mr. Faucher completed the Directors Education Program at McGill University in 2006. Mr. Faucher is also a director and a member of the Audit Committee of Harte Gold Corp.; a director of Plexmar Resources Inc.; a director and Chairman of the Compensation Committee of Karmin Exploration Inc.; Chairman of the Board and a member of Technical Committee of Robex Resources Inc.; and a director and member of the Governance Committee of Silvermet Inc.

Diane Francis - Ms. Diane Francis is the Editor-at-Large of the National Post and is an experienced financial journalist, renowned for her columns which appear in The Financial Post section of the National Post. She is also a broadcaster and author of nine best-selling books and is a sought-after speaker, host of events and participant in conferences around the world. She has been honoured with many prestigious awards from associations, publications and universities across the country, most recently as a Distinguished Visiting Professor at the Rogers School of Management, Ryerson University, Canada's largest business school and, in 2010, she became a member of Ryerson's cabinet. Ms. Francis has also been a Media Fellow at the World Economic Forum in Davos for many years and was a Shorenstein Fellow in fall 2006 at Harvard's Kennedy School of Government. Ms. Francis has served on the advisory boards of York University East/West Enterprises and CANFAR, the Canadian Foundation for AIDS research as well as on the board of directors for CARE Canada, the George Brown College Foundation Board and was Chair of the successful $22-million campaign for Ryerson University's Community Health Centre which was opened in the Fall of 2002. Ms. Francis has been a director of the Toronto Symphony Orchestra since 2008 and, in November 2009, Ms. Francis was named a trustee of the Bermuda Institute of Ocean Sciences, a world leader in oceanography research.

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PRE-APPROVED POLICIES AND PROCEDURES

The Company’s Audit Committee has adopted a pre-approval policy with respect to audit services, audit-related services and permitted non-audit services. Pursuant to the Audit Committee Charter, the Audit Committee shall review and pre-approve all audit and audit-related services. In addition, the Audit Committee shall review and pre-approve all permitted non-audit services provided by the Company’s auditors. Prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the auditors.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the Company’s fees paid to PricewaterhouseCoopers LLP ("PWC"), Chartered Accountants, of Vancouver, British Columbia, its independent auditors for the two years ended December 31, 2012 and 2011 for professional services, based on fees billed during the calendar year in each category:

	Fiscal Year Ended
	Dec. 31, 2012	Dec. 31, 2011
Audit Fees	$275,500	$273,485

Tax Fees (1)	19,530	10,000
Audit-Related Fees
Disbursements, IFRS, SEC comment letters and consulting	52,157	18,600
All Other Fees (2)	26,250	7,607
Total fees	$373,437	$309,692

Note:

1.

The Company uses PWC for tax compliance, advice, and return preparation. The Company chooses to use PWC for these services due to their extensive knowledge of the Company’s activities and familiarity of its business and the associated cost savings resulting from that knowledge base.

2.	The Company uses PWC for translation of its annual financial reports.

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GLOSSARY OF TECHNICAL TERMS AND DEFINITION

In this Annual Information Form, the following terms have the following meanings:

assay - to analyze the proportions of metals in an ore, to test an ore or mineral for composition, purity, weight, or other properties of commercial interest.

autoclave – an instrument that uses heat, oxygen and pressure to oxidize sulfide ore.

CIM – Canadian Institute of Mining.

collar - the mouth or upper end of a mine shaft.

core sample - one or several pieces of whole or split parts of core selected as a sample for analysis or assay.

development - the preparation of a mining property or area so that an orebody can be analyzed and its tonnage and quality estimates have been made; ore essentially ready for mining.

diamond drill - a machine designed to rotate under pressure an annular diamond studded cutting tool to produce a more or less continuous solid sample of material.

diamond drilling - a variety of rotary drilling in which diamond bits are used as the rock-cutting tool. It is a common method of prospecting for mineral deposits, especially in development work where core samples are desired.

dilution - the contamination of ore with barren wall rock in stoping. As a result, assay of the ore after mining is frequently lower than when sampled in place.

drift - a horizontal or nearly horizontal underground opening driven along a vein to gain access to the deposit.

feasibility study - comprehensive study in which all geological, engineering, legal operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

fill - man-made deposits of natural earth materials (e.g. rock, soil, gravel) and waste materials (e.g. tailings or spoil from dredging), used to fill an enclosed space such as an empty stope or chamber in a mine.

gold doré - the term for a bar of gold containing impurities in excess of two percent.

grade - the amount of valuable mineral in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for other metals.

Cut-off Grade - the lowest grade of mineralized rock that qualifies as ore grade in a given deposit and it is also used as the lowest grade below which the mineralized rock cannot be profitably exploited. Cut-off grades vary between deposits depending upon the amenability of ore to gold extraction and upon costs of production.

Mill Head Grade - the grade of ore as it comes from a mine and goes to a mill.

Recovered Grade - actual metal content of ore determined after processing.

grinding - size reduction of ore into fine particles to prepare it for processing.

hoist - the machine used for raising and lowering the cage or other conveyance in a shaft.

mineralization - the process or processes by which a mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit.

mineral claim - that portion of public mineral lands which a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface.

metallurgy - the science and art of separating metals and metallic minerals from their ores by mechanical and chemical processes; the preparation of more metalliferous materials from raw ore.

mill circuit - the combination of various processes and systems which concentrate the valuable minerals.

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NSR - net smelter return, a return based on the actual gold sale price received less among other expenses, the costs associated with refining at an off-site refinery.

NI 43-101 – National Instrument 43-101 Standards of Disclosure for Mineral Projects implemented by the Canadian Securities Administrators on June 30, 2011 as amended from time to time.

open-pit mining – an excavation for removing minerals which is open to the surface.

ore - a natural aggregate of one or more minerals which at a specified time and place may be mined and sold at a profit, or from which some part may be profitably separated. Rock, generally containing metallic or non-metallic minerals that can be mined and processed at a profit.

ounces - troy ounces; in this AIF production figures refer to gold having a fineness of at least 999.9 parts per 1,000 parts; other references to ounces in this AIF do not refer to a specific fineness. There are 31.1035 grams in a troy ounce.

orebody - a sufficiently large amount of ore that can be mined economically.

preliminary assessment - a study that includes an economic analysis of the potential viability of mineral resources taken at an early stage of the project prior to the completion of a preliminary feasibility study.

preliminary feasibility study –a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

pyrite - a common, pale-bronze or brass-yellow, mineral. Pyrite has a brilliant metallic luster and has been mistaken for gold. Pyrite is the most wide-spread and abundant of the sulfide minerals and occurs in all kinds of rocks.

quartz - crystalline silica, an important rock-forming mineral. It is one of commonest gangue mineral of ore deposits.

Qualified Person - an individual who meets the requirements of such term under NI 43-101.

Rare earth elements or REE - Rare earth elements are divided into two (2) distinct categories: (1) heavy rare earth elements (HREE), grouping elements from europium through lutetium; and (2) light rare earth elements (LREE) grouping elements, such as lanthanum, cerium, praseodymium, neodymium and samarium. REE (used as metal or oxides) are widely used in different technologies such as magnet and magnetic devices, opto-electronic devices, lasers, glass and ceramics.

raise - a vertical hole between mine levels used to move ore or waste rock or to provide ventilation.

ramp - an inclined underground tunnel which provides access for exploration or a connection between levels of a mine.

reclamation - the process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use. Reclamation activity generally involves the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock piles and other disturbed areas.

recovery rate - a term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. The material recovered is generally stated as a percentage of the material recovered the total material present.

refining - the final stage of metal production in which impurities are removed from the molten metal.

reserves – under Canadian Institute of Mining (CIM) definitions a mineral reserve is the economically mineable part of a measured or indicated mineral resource for which an appropriate mining plan has been demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. There are two categories of reserves:

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proven - a ‘proven mineral reserve’ is the economically mineable part of a measured mineral resource for which an appropriate mining plan has been demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

probable - a ‘probable mineral reserve’ is the economically mineable part of an indicated, and in some circumstances a measured mineral resource for which an appropriate mining plan has been demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

resource - under CIM definitions a mineral resource is a concentration or occurrence of natural, solid materials including precious metals, in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

measured mineral resource - a measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. Mineralization or other natural material of economic interest may be classified as a measured mineral resource when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in and understanding of the geology and controls of the mineral deposit.

indicated mineral resource - an indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. Mineralization may be classified as an indicated mineral resource when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. An indicated mineral resource estimate is of sufficient quality to support a preliminary feasibility study which can serve as the basis for major development decisions.

inferred mineral resource - an inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters. Inferred mineral resources are generally required to be must be excluded from estimates forming the basis of feasibility or other economic studies.

sediment - solid fragmental material that originates from weathering of rocks and is transported or deposited by air, water, or ice, or that accumulates by other natural agents such as chemical precipitation from solution or secretion by organisms and that forms in layers on the Earth's surface at ordinary temperatures in a loose, unconsolidated form; e.g., sand, gravel, silt, mud, alluvium.

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shaft - a vertical passageway to an underground mine for moving personnel, equipment, supplies and material including ore and waste rock.

stope - an area in an underground mine where ore is mined.

sulphides - a group of minerals which contains sulfur and other metallic elements such as copper and zinc. Gold is usually associated with sulphide enrichment in mineral deposits.

tailings - material rejected from a mill after the valuable minerals have been recovered.

tonne - a metric ton of 1,000 kilograms (2,205 pounds).

tons - dry short tons (2,000 pounds).

troy ounce - troy ounce of a fineness of 999.9 parts per 1,000 parts, equal to 31.1035 grams.

vein - a mineral filling of a fault or other fracture in a host rock in tabular or sheet like form often with associated replacement of the host rock; a mineral deposit of this form and origin.

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ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company’s Information Circular for its most recent annual general meeting of security holders that involved the election of directors.

Additional financial information is provided in the Company’s financial statements and management's discussion and analysis for the year ended December 31, 2012.

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SCHEDULE “A”

AURIZON MINES LTD.

Audit Committee Charter

I. Mandate

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to:

  the Company’s financial reporting and continuous disclosure;
  the Company’s systems of internal controls and financial reporting processes; and
  the review and appraisal of the performance and independence of the Company’s external auditors.

II. Composition

The Audit Committee shall be comprised of three directors as determined by the Board. Each member shall be independent and meet the requirement of financial literacy as prescribed by the appropriate regulatory bodies.

The Chairman of the Committee will be elected by the Board.

Where a member serves on more than three audit committees, the Board must determine that it does not impair his ability to serve effectively the Committee.

III. Meetings

The Committee shall meet at least quarterly with management and at least bi-annually with external auditors, in group and individually to review matters related to the execution of its mandate.

Minutes of the meetings will be kept and a copy transmitted to the Board along with a verbal report from the Chairman on the Committee’s findings and recommendations.

IV. Authority of the Audit Committee

The Committee will have the authority:

  to engage independent counsel and other advisors as it determines necessary to carry out its duties; and
  to set and pay the compensation for the external auditors and to communicate with them directly.

V. Responsibilities and Duties

To fulfill its mandate, the Audit Committee shall:

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With respect to the Company’s financial reporting and continuous disclosure:

  Review the Company’s financial statements, MD&A and related press release to ensure their appropriateness;
  Review report and findings of the external auditors and resolve any pending issues;
  Review representation letter from management;
  Review the continuous disclosure process and ensure that it was done in accordance with the disclosure policy;
  Review the certification by the CFO and CEO and ensure that it is in line with regulatory requirements; and
  Review any letters received from regulatory authorities and responses thereon.

With respect to the Company’s internal controls and financial reporting processes:

  Review the adequacy and effectiveness of the financial reporting system and internal control policies and procedures with the external auditors and management. Ensure that the Company complies with all new regulations in this regard;
  Review with management and the external auditors any reportable condition and material weaknesses affecting internal controls;
  Review the monitoring of the Whistleblower Policy for the submission, receipt, retention and treatment of complaints and concerns regarding accounting and auditing matters, and review any developments and responses on reports received thereunder;
  Review with management and make recommendations to the Board in respect of the adequacy and effectiveness of the Company's risk management procedures pertaining to financial reporting;
  Review any significant related-party transactions; and
  Review the Financial Reporting Officers’ Code of Ethics, and the Anti Fraud Policy.

With respect to the external auditors:

  Review with management and the external auditors the audit plan for the year- end financial statements and intended template for such statements;
  At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements;
  Review and approve all audit and audit-related services, and pre-approve any non-audit services provided by the Company’s external auditors;
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  Review annually the external auditors quality control, and any issues that were raised following peer or regulatory review;
  Ensure that management interacts professionally with the auditors;
  Review annually the performance of the external auditors and ensure their independence after reviewing all significant relationships they might have with the Company; and
  Recommend to the Board of Directors the selection of the external auditors.

VI. Other

Review the disclosure made in the Annual Information Form, Annual Report on Form 40-F and the Information Circular regarding the Audit Committee.

Once a year, the Committee shall review the adequacy of its Charter and brings to the attention of the Board required changes, if any, for approval. The Committee will also, annually, make a critical review of its past performance to ensure that it has assumed its responsibilities and executed all required tasks and suggest changes if it failed to do so. This review will also cover individual members’ performance.

Perform such additional activities, and consider such other matters, within the scope of its responsibilities, as the Committee or the Board deems necessary or appropriate.

V. Annual Work Plan

The Audit committee shall review and update annually a work plan for the ensuing year which includes periodic review at specified times and periods of financial reporting and continuous disclosure documents and matters, internal controls and reporting, dealings with external auditors and other related matters.

This Audit Committee Charter, as amended from time to time, was initially adopted by the Board of Directors of Aurizon Mines Ltd. on the 3rd day of April 2003.

By order of the Board of Directors
AURIZON MINES LTD.

Last Update: May 10, 2011

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